SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2015 to March 31, 2015)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Phone number) 82-61-345-4261

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

	(As of March 31, 2015)
Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	16	52	68
Overseas	59	37	96
Total	75	89	164

5. Major changes in management

At the annual general meeting of shareholders of KEPCO held on March 31, 2015, Mr. Jang, Jae-Won was appointed as a standing director in lieu of Mr. Goo, Bon-Woo whose the term of office expired, and Mr. Sung, Tae-Hyun, a non-standing director, was appointed as a member of the audit committee.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: ~~W~~ 3,210 billion (Authorized capital: ~~W~~ 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: Dividend payment of ~~W~~ 500 per share for fiscal year 2014 (~~W~~ 321 billion in aggregate). Dividend payment for fiscal year 2013 was ~~W~~ 90 per share and no dividend was paid for fiscal year 2012.

II. Business Overview

1. Consolidated financial results by segment for the first three-month period ended March 31, 2015 and 2014

			(In billions of Won)
	January to March 2015		January to March 2014
	Sales	Operating profit	Sales	Operating profit
Electricity sales	14,937	194	14,681	-267
Nuclear generation	2,736	1,196	2,448	949
Thermal generation	6,624	1,217	7,429	514
Others(*)	705	71	677	89
Sub total	25,002	2,290	25,235	1,285
Adjustment for related- party transactions	-9,878	-50	-10,462	-58
Total	15,124	2,240	14,773	1,227

•	The figures may not add up to the relevant total numbers due to rounding.

(*) Others relate to 69 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

		(In Won per kWh)
Business sector		Company	January to March 2015	January to December 2014
Electricity sold	Residential	KEPCO	129.94	125.14
	Commercial		129.35	129.75
	Educational		107.30	114.15
	Industrial		108.79	106.83
	Agricultural		47.39	47.31
	Street lighting		109.18	113.39
	Overnight usage		72.85	67.33
Electricity from nuclear generation	Nuclear Generation	KHNP	70.19	59.23
Electricity from thermal generation	Thermal generation	KOSEP	75.43	67.96
		KOMIPO	98.51	99.24
		KOWEPO	103.02	99.34
		KOSPO	104.48	108.67
		EWP	92.89	91.18

3. Power purchase from generation companies for the first three-month period ended March 31, 2015

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	38,707,036	2,720
KOSEP	18,695,271	1,410
KOMIPO	11,817,395	1,165
KOWEPO	12,997,428	1,340
KOSPO	12,426,705	1,229
EWP	12,375,890	1,202
Others	24,585,772	3,532
Total	131,605,497	12,598

•	Excludes expense related to the renewable portfolio standard provisions.

4. Intellectual property as of March 31, 2015

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
Number of registrations	3,458	501	711	93	252	20	5,035

III. Financial Information

1. Condensed consolidated financial results as of and for the first three-month period ended March 31, 2015

					(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2014	January to March 2015	Change (%)		December 31, 2014	March 31, 2015	Change (%)
Sales	14,773	15,124	2.4	Total assets	163,708	166,820	1.9
Operating profit	1,227	2,240	82.5	Total liabilities	108,883	111,295	2.2
Net income	561	1,223	117.9	Total equity	54,825	55,525	1.3

2. Condensed separate financial results as of and for the first three-month period ended March 31, 2015

						(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to March 2014	January to March 2015	Change (%)		December 31, 2014	March 31, 2015	Change (%)
Sales	14,681	14,937	1.7	Total assets	99,719	101,354	1.6
Operating profit	-267	-194	27.3	Total liabilities	56,338	58,000	3.0
Net income	-204	335	n/m(*)	Total equity	43,381	43,354	-0.1

(*)	n/m means not meaningful.

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president and there may not be more than seven standing directors including president and more than eight non-standing directors.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for the first-three month period ended March 31, 2015

Number of	Number of	Classification
meetings	agendas	Resolutions	Results	Reports	Results
2	12	6	Approved as proposed	6	Accepted as reported

*	The audit committee held 2 meetings with 12 agendas (of which, 6 were resolved as proposed and 6 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 16, 2015	Report on regional cooperation business such as the energy valley composition project in Naju, Korea	Accepted as reported	Report

	Report on plans for the construction expenses for the new transmission lines in Dangjin, Korea	Accepted as reported	Report

February 27, 2015	Recommendation of candidates to become a member of the Audit Committee	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2015	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2014	Approved as proposed	Resolution

	Approval to call for the annual general meeting of shareholders for the fiscal year 2014	Approved as proposed	Resolution

	Approval of the establishment of the new district offices	Approved as proposed	Resolution

	Approval of establishment of a special purpose company and investment for supporting the communities surrounding transmission lines	Approved as proposed	Resolution

	Report on the annual management of commercial papers in 2014	Accepted as reported	Report

	Report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report

	Evaluation report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report

	Auditor’s report to the board of directors for 2014	Accepted as reported	Report

4. Major activities of the Audit Committee

Date	Agenda	Results	Type
February 27, 2015	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Audit plans for 2015	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report
	Education plans for auditors for 2015	Accepted as reported	Report
	Auditor’s report for 2014	Accepted as reported	Report

March 20, 2015	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2014	Accepted as reported	Report

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of December 31, 2014

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	135,917,118	21.17
Korea Development Bank		1	192,170,340	29.94
Subtotal		2	328,087,458	51.11
National Pension Service		1	44,492,954	6.93
Public (non-Koreans)	Common shares	1,436	152,720,483	23.79
	American depositary shares (ADS)	1	32,170,678	5.01
Public (Koreans)	Corporate	1,466	56,462,310	8.80
	Individual	373,089	28,030,194	4.36
Total		375,995	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for the first three-month period ended March 31, 2015 (KEPCO Only)

1. Directors

	(In thousands of Won)
Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	7	194,851	27,836
Non-standing director	8	52,500	6,563
Total	15	247,351	16,490

2. Employees

	(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	16,427	252	16,679	19.7	340,837,653	20,435
Female	3,380	101	3,481	14.1	51,350,785	14,752
Total	19,807	353	20,160	18.7	392,188,438	19,454

VII. Other Information Necessary for the Protection of Investors

1. Summary of the annual general meeting of shareholders (“AGM”) for the fiscal year 2014

Type	Agenda	Results
Annaul General Meeting held on March 31, 2015	Approval of financial statements for the fiscal year 2014	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2015	Approved as proposed
	Election of a standing direcotr: Mr. Chang, Jae-Won	Approved as proposed
	Appointment of a non-standing director as a member of the Audit Committee: Mr. Sung, Tae-Hyun	Approved as proposed

2. Pending legal proceedings as of March 31, 2015

	(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	684	642
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	154	497

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Ko, Weon-Gun
	Name:	Ko, Weon-Gun
	Title:	Vice President

Date: June 4, 2015

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of March 31, 2015, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014 and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews. We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 23, 2015. The accompanying consolidated financial position of the Company as of December 31, 2014, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 15, 2015

This report is effective as of May 15, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(Unaudited)

In millions of won	Note	March 31, 2015		December 31, 2014
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	3,054,376	1,796,300
Current financial assets, net	5,10,11,12,44		1,109,112	176,428
Trade and other receivables, net	5,8,14,20,44,46		6,467,419	7,697,862
Inventories, net	13		4,749,141	4,537,469
Income tax refund receivables	40		21,405	18,475
Current non-financial assets	15		404,819	502,511
Assets held-for-sale	41		2,090,810	2,090,810

Total current assets			17,897,082	16,819,855
Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,056,717	2,040,921
Non-current trade and other receivables, net	5,8,14,44,46		1,718,492	1,724,357
Property, plant and equipment, net	18,27,48		137,782,101	135,812,499
Investment properties, net	19,27		197,941	317,264
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27		781,104	821,060
Investments in associates	4,17		4,518,323	4,341,830
Investments in joint ventures	4,17		1,179,676	1,166,894
Deferred tax assets	40		558,262	526,934
Non-current non-financial assets	15		127,801	134,093

Total non-current assets			148,922,999	146,888,434

Total Assets	4	~~W~~	166,820,081	163,708,289

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2015 and December 31, 2014

(Unaudited)

In millions of won	Note	March 31, 2015		December 31, 2014
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,371,890	6,128,604
Current financial liabilities, net	5,11,23,44,46		7,008,930	7,162,372
Income tax payables	40		873,674	570,550
Current non-financial liabilities	20,28,29		10,316,351	6,464,356
Current provisions	26,44		1,454,005	1,274,186

Total current liabilities			25,024,850	21,600,068

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,806,426	3,806,735
Non-current financial liabilities, net	5,11,23,44,46		54,344,451	55,999,761
Non-current non-financial liabilities	28,29		6,936,522	6,946,410
Employee benefits liabilities, net	25,44		1,481,536	1,277,415
Deferred tax liabilities	40		6,051,408	5,723,880
Non-current provisions	26,44		13,649,645	13,529,010

Total non-current liabilities			86,269,988	87,283,211

Total Liabilities	4	~~W~~	111,294,838	108,883,279

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			23,720,167	22,999,359
Unappropriated retained earnings			10,783,069	10,699,378

			36,108,146	35,303,647

Other components of equity	33
Other capital surpluses			1,150,686	1,151,402
Accumulated other comprehensive loss			(258,970)	(202,269)
Other equity			13,294,973	13,294,973

			14,186,689	14,244,106

Equity attributable to owners of the Company			54,348,413	53,601,331

Non-controlling interests	16, 32		1,176,830	1,223,679

Total Equity		~~W~~	55,525,243	54,825,010

Total Liabilities and Equity		~~W~~	166,820,081	163,708,289

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

In millions of won, except per share information	Note	March 31, 2015		March 31, 2014
Sales	4,35,44,46
Sales of goods		~~W~~	14,232,984	14,073,576
Sales of services			94,788	64,578
Sales of construction services	20		704,509	548,748
Revenue related to transfer of assets from customers			91,578	85,745

			15,123,859	14,772,647

Cost of sales	13,25,42,46
Cost of sales of goods			(11,665,919)	(12,518,259)
Cost of sales of services			(89,159)	(88,080)
Cost of sales of construction services			(667,091)	(503,382)

			(12,422,169)	(13,109,721)

Gross profit			2,701,690	1,662,926

Selling and administrative expenses	25,35,42,46		(461,824)	(435,849)

Operating profit	4		2,239,866	1,227,077
Other non-operating income	36		117,365	70,723
Other non-operating expense	36		(23,137)	(23,059)
Other gains, net	37		25,894	41,082
Finance income	5,11,38		187,207	278,058
Finance expenses	5,11,39		(681,424)	(802,121)
Profit related associates, joint ventures and subsidiaries	4,17
Share in income of associates and joint ventures			207,554	134,983
Gain on disposal of investments in associates, jonint ventures and subsidiaries			5,866	—
Share in loss of associates and joint ventures			(20,871)	(23,258)
Impairment loss on investments in associates and joint ventures			—	(1,558)

			192,549	110,167

Profit before income tax			2,058,320	901,927

Income tax expense	40		(835,213)	(340,656)

Profit for the period		~~W~~	1,223,107	561,271

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

In millions of won, except per share information	Note	March 31, 2015		March 31, 2014
Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(78,831)	(15,345)
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(242)	(206)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		(9,647)	(16,547)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		11,998	3,325
Foreign currency translation of foreign operations, net of tax	33		(52,013)	58,805
Share in other comprehensive loss of associates and joint ventures, net of tax	33		(10,791)	(53,794)

Other comprehensive loss, net of tax			(139,526)	(23,762)

Total comprehensive income for the period		~~W~~	1,083,581	537,509

Profit or loss attributable to:
Owners of the Company	43	~~W~~	1,200,083	532,262
Non-controlling interests			23,024	29,009

		~~W~~	1,223,107	561,271

Total comprehensive income attributable to:
Owners of the Company		~~W~~	1,068,780	496,003
Non-controlling interests			14,801	41,506

		~~W~~	1,083,581	537,509

Earnings per share	43
Basic and diluted earnings per share		~~W~~	1,869	854

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

	Equity attributable to owners of the Company
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling Interests	Total equity
Balance at January 1, 2014	~~W~~	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income (loss) for the period
Profit for the period		—	532,262	—	532,262	29,009	561,271
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of Tax		—	(14,700)	—	(14,700)	(645)	(15,345)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(206)	—	(206)	—	(206)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(16,545)	(16,545)	(2)	(16,547)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	456	456	2,869	3,325
Foreign currency translation of foreign operations, net of tax		—	—	48,417	48,417	10,388	58,805
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(53,681)	(53,681)	(113)	(53,794)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(56,073)	—	(56,073)	(37,753)	(93,826)
Issuance of share capital by subsidiaries		—	—	(155)	(155)	3,440	3,285
Changes in consolidated scope – other than issuance of share capital		—	—	(2,706)	(2,706)	(1,088)	(3,794)
Others		—	—	—	—	(10)	(10)

Balance at March 31, 2014	~~W~~	4,053,578	33,227,369	13,415,790	50,696,737	1,197,163	51,893,900

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

	Equity attributable to owners of the Company
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling Interests	Total equity
Balance at January 1, 2015	~~W~~	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	1,200,083	—	1,200,083	23,024	1,223,107
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(74,360)	—	(74,360)	(4,471)	(78,831)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(242)	—	(242)	—	(242)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(9,647)	(9,647)	—	(9,647)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	15,483	15,483	(3,485)	11,998
Foreign currency translation of foreign operations, net of tax		—	—	(51,746)	(51,746)	(267)	(52,013)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(10,791)	(10,791)	—	(10,791)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(55,044)	(376,026)
Equity transaction in consolidated scope – other than issuance of share capital		—	—	(716)	(716)	(1,509)	(2,225)
Dividends paid (hybrid securities)		—	—	—	—	(4,105)	(4,105)
Others		—	—	—	—	(992)	(992)

Balance at March 31, 2015	~~W~~	4,053,578	36,108,146	14,186,689	54,348,413	1,176,830	55,525,243

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

In millions of won	March 31, 2015		March 31, 2014
Cash flows from operating activities
Profit for the period	~~W~~	1,223,107	561,271

Adjustments for:
Income tax expense		835,213	340,656
Depreciation		2,001,075	1,888,262
Amortization		19,864	19,862
Employee benefit expense		76,860	87,045
Bad debt expense (reversal)		(3,745)	12,371
Interest expense		552,656	597,046
Loss on sale of financial assets		975	2
Loss on disposal of property, plant and equipment		516	2,944
Loss on abandonment of property, plant, and equipment		61,727	74,729
Impairment loss on property, plant and equipment		3,285	—
Loss on disposal of intangible assets		5	—
Accretion expense to provisions, net		323,680	289,543
Loss on foreign currency translation, net		61,740	144,676
Valuation and transaction gain on derivative instruments, net		(62,309)	(155,782)
Share in income of associates and joint ventures, net		(186,683)	(111,724)
Gain on disposal of property, plant and equipment		(17,915)	(1,619)
Gain on disposal of investments in subsidiaries		(5,866)	—
Impairment loss on investments in associates and joint ventures		—	1,558
Interest income		(49,493)	(48,195)
Dividend income		(5,456)	(12,525)
Impairment loss on available-for-sale securities		5,821	—
Others, net		148	(665)

		3,612,098	3,128,184

Changes in:
Trade receivables		1,283,480	839,907
Non-trade receivables		69,047	220,792
Accrued income		(80,701)	(63,485)
Other receivables		(1,615)	1,411
Other current assets		69,597	(103,743)
Inventories		(297,068)	(284,922)
Other non-current assets		(19,309)	(2,284)
Trade payables		(863,528)	(202,389)
Non-trade payables		(14,846)	20,006
Accrued expenses		(21,003)	(97,095)
Other liabilities		4,046	(171,938)
Other current liabilities		711,990	327,098
Other non-current liabilities		(28,258)	241,112
Investments in associates and joint ventures		16,839	14,201
Provisions		(98,760)	(113,316)
Payments of employee benefit obligations		(4,016)	(64,805)
Plan assets		—	(112)

		725,895	560,438

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

In millions of won	March 31, 2015		March 31, 2014
Cash generated from operating activities
Dividends received	~~W~~	678	644
Interest paid		(593,028)	(615,071)
Interest received		44,607	41,016
Income taxes paid		(196,126)	(19,353)

Net cash from operating activities		4,817,231	3,657,129

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		—	491
Acquisition of associates and joint ventures		(31,010)	(108,576)
Proceeds from disposals of property, plant and equipment		3,209,129	7,169
Acquisition of property, plant and equipment		(3,894,434)	(3,580,706)
Proceeds from disposals of intangible assets		147	—
Acquisition of intangible assets		(5,057)	(12,028)
Proceeds from disposals of financial assets		40,263	242,764
Acquisition of financial assets		(946,425)	(120,351)
Increase in loans		(39,557)	(36,622)
Collection of loans		16,748	23,578
Increase in deposits		(60,846)	(107,938)
Decrease in deposits		44,839	97,689
Receipt of government grants		4,739	23,852
Usage of government grants		(4,434)	(1,597)
Net cash inflow from changing in consolidation scope		553	—
Other cash inflow (outflow) from investing activities, net		2,588	(4,317)

Net cash used in investing activities		(1,662,757)	(3,576,592)

Cash flows from financing activities
Proceeds (Repayment) from short-term borrowings, net		(290,350)	346,444
Proceeds from long-term borrowings and debt securities		532,900	1,952,121
Repayment of long-term borrowings and debt securities		(2,105,718)	(1,804,376)
Payment of finance lease liabilities		(27,995)	(30,128)
Settlement of derivative instruments, net		9,031	(48,360)
Change in non-controlling interest		(11)	(367)
Dividends paid (hybrid bond)		(4,105)	(5,405)
Dividends paid		(14,572)	(1,442)
Other cash inflow from financing activities, net		—	6,367

Net cash from used in financing activities		(1,900,820)	414,854

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		1,253,654	495,391
Effect of exchange rate fluctuations on cash held		4,422	1,071

Net increase in cash and cash equivalents		1,258,076	496,462
Cash and cash equivalents at January 1		1,796,300	2,232,313

Cash and cash equivalents at March 31	~~W~~	3,054,376	2,728,775

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2015

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of March 31, 2015, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 184,891,161 shares (28.80%) as of the most recent closing date of Register of Shareholders (December 31, 2014).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries. KEPCO moved the headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development.

2.	Basis of Preparation

These consolidated interim financial statements were prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries (the “Company”)’s K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

(1)	Statement of compliance

The consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

✓	derivative financial instruments are measured at fair value

✓	available-for-sale financial assets are measured at fair value

✓	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carry forward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of March 31, 2015 and 2014 is ~~W~~1,413,414 million and ~~W~~1,499,049 million, respectively.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

The Company has adopted amendments to K-IFRS 1019, ‘Employee Benefits – Employee contributions’, since July 1, 2014. Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Upon adoption of the amendment, there is no impact on the Company’s consolidated financial statements.

(6)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2015, and the Company has not early adopted them. The management believes the impact on the consolidated financial statements upon the adoption of the amendments is immaterial.

(i)	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’

Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’ specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. This amendments are effective for annual periods beginning on or after January 1, 2016.

(ii)	Amendments to K-IFRS 1038, ‘Intangible Assets’

Amendments to K-IFRS 1038, ‘Intangible Assets’ introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be overcome only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue. This amendments are effective for annual periods beginning on or after January 1, 2016.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

Amendments to K-IFRS 1111, ‘Joint Arrangement’ require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’. This amendments are effective for annual periods beginning on or after January 1, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies

Except as described in note 2.(5), the Company applied the following significant accounting policies consistently for all periods presented.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions between the Company and its subsidiaries are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012,‘ Income Taxes’ and K-IFRS 1019,‘ Employee Benefits’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity's net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company's share of the income or loss and other comprehensive income of the associate. When the Company's share of losses of an associate exceeds the Company's interest in that associate (which includes any long-term interests that, in substance, form part of the Company's net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039,’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company's consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (see note 3 (3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general and etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3 (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue over the estimated service period which does not exceed the transferred asset's useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4~9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property, continued

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	-	Unit of production
Others	4~20, 50	Straight

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in income or loss when the asset is derecognized.

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Provisions, Continued

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable portfolio standard (“RPS”) provisions

Renewable portfolio standard (“RPS”) program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

(21)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments; Recognition and Measurement’ permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses' line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(22)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generates discrete financial information that is reported to and regularly revised by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segment are 'Transmission and distribution', ‘Electric power generation (Nuclear)’, 'Electric power generation (Non-nuclear)’, 'Plant maintenance & engineering service'and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using an equity method basis in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three-month periods ended March 31, 2015 and 2014, respectively, are as follows:

In millions of won
March 31, 2015
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries	Operating profit(loss)
Transmission and distribution	~~W~~	14,936,679	297,155	14,639,524	704,160	10,570	302,116	170,032	(194,166)
Electric power generation (Nuclear)		2,736,160	2,733,949	2,211	737,316	7,008	149,586	(658)	1,195,543
Electric power generation (Non-nuclear)		6,623,817	6,413,081	210,736	561,926	5,669	82,329	22,375	1,217,388
Plant maintenance & engineering service		553,716	414,213	139,503	19,898	3,024	39	800	56,615
Others		151,629	19,744	131,885	7,043	25,522	20,509	—	14,501
Consolidation adjustments		(9,878,142)	(9,878,142)	—	(9,404)	(2,300)	(1,923)	—	(50,015)

	~~W~~	15,123,859	—	15,123,859	2,020,939	49,493	552,656	192,549	2,239,866

Other income									117,365
Other expenses									(23,137)
Other gains, net									25,894
Financial income									187,207
Financial costs									(681,424)

Profit related associates, joint ventures and subsidiaries									192,549

Profit before income tax									2,058,320

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments the three-month periods ended March 31, 2015 and 2014, respectively, are as follows, continued:

In millions of won
March 31, 2014
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries	Operating profit(loss)
Transmission and distribution	~~W~~	14,681,061	285,952	14,395,109	671,919	6,965	359,889	107,056	(266,967)
Electric power generation (Nuclear)		2,448,121	2,445,463	2,658	703,211	3,952	145,797	740	948,969
Electric power generation (Non-nuclear)		7,428,668	7,301,758	126,910	517,069	8,150	74,913	3,572	514,372
Plant maintenance & engineering service		554,479	403,044	151,435	17,766	5,002	143	(1,201)	57,658
Others		122,200	25,665	96,535	6,657	26,896	18,568	—	31,107
Consolidation adjustments		(10,461,882)	(10,461,882)	—	(8,498)	(2,770)	(2,264)	—	(58,062)

	~~W~~	14,772,647	—	14,772,647	1,908,124	48,195	597,046	110,167	1,227,077

Other income									70,723
Other expenses									(23,059)
Other gains, net									41,082
Financial income									278,058
Financial costs									(802,121)

Profit related associates, joint ventures and subsidiaries									110,167

Profit before income tax									901,927

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
March 31, 2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	101,353,820	4,330,535	1,801,303	57,999,737
Electric power generation (Nuclear)		50,194,502	15,835	521,821	28,191,129
Electric power generation (Non-nuclear)		42,356,919	1,292,775	1,355,742	24,383,339
Plant maintenance & engineering service		2,668,406	58,854	49,608	1,076,970
Others		5,570,163	—	28,377	2,200,272
Consolidation adjustments		(35,323,729)	—	142,640	(2,556,609)

Consolidated totals	~~W~~	166,820,081	5,697,999	3,899,491	111,294,838

In millions of won
December 31, 2014
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115
Consolidation adjustments		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	~~W~~	163,708,289	5,508,724	14,616,123	108,883,279

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won
Geographical unit	Revenue from external customers			Non-current assets (*2)
	March 31, 2015		March 31, 2014	March 31, 2015	December 31, 2014
Domestic	~~W~~	14,307,620	14,164,630	140,320,130	136,053,940
Overseas (*1)		816,239	608,017	4,269,398	6,542,282

	~~W~~	15,123,859	14,772,647	144,589,528	142,596,222

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the three-month periods ended March 31, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,054,376	—	—	—	3,054,376
Current financial assets
Held-to-maturity investments		—	—	—	181	—	181
Derivative assets		7,163	—	—	—	27,649	34,812
Other financial assets		—	1,074,119	—	—	—	1,074,119
Trade and other receivables		—	6,467,419	—	—	—	6,467,419

		7,163	10,595,914	—	181	27,649	10,630,907

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	668,543	—	—	668,543
Held-to-maturity investments		—	—	—	3,367	—	3,367
Derivative assets		89,239	—	—	—	113,169	202,408
Other financial assets		—	1,182,399	—	—	—	1,182,399
Trade and other receivables		—	1,718,492	—	—	—	1,718,492

		89,239	2,900,891	668,543	3,367	113,169	3,775,209

	~~W~~	96,402	13,496,805	668,543	3,548	140,818	14,406,116

	December 31, 2014
In millions of won	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	1,796,300	—	—	—	1,796,300
Current financial assets
Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942
Trade and other receivables		—	7,697,862	—	—	—	7,697,862

		6,812	9,662,104	—	265	1,409	9,670,590

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	715,151	—	—	715,151
Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517
Trade and other receivables		—	1,724,357	—	—	—	1,724,357

		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	~~W~~	65,849	12,546,978	715,151	3,614	104,276	13,435,868

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

5.	Classification of Financial Instruments, continued

(2)	Classification of financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	824,448	—	824,448
Debt securities		—	6,130,910	—	6,130,910
Derivative liabilities		50,830	—	2,742	53,572
Trade and other payables		—	5,371,890	—	5,371,890

		50,830	12,327,248	2,742	12,380,820

Non-current liabilities
Borrowings		—	3,108,705	—	3,108,705
Debt securities		—	50,962,768	—	50,962,768
Derivative liabilities		94,995	—	177,983	272,978
Trade and other payables		—	3,806,426	—	3,806,426

		94,995	57,877,899	177,983	58,150,877

	~~W~~	145,825	70,205,147	180,725	70,531,697

	December 31, 2014
In millions of won	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	~~W~~	164,931	72,759,666	172,875	73,097,472

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won		March 31, 2015		March 31, 2014
Cash and cash equivalents	Interest income	~~W~~	11,890	12,242
Available-for-sale financial assets	Dividends income		5,456	12,525
	Impairment loss on available-for- sale financial assets		(5,821)	—
	Loss on disposal of financial assets		(975)	(2)
	Interest income		29	108
Held-to-maturity investments	Interest income		25	17
Loans and receivables	Interest income		6,775	6,020
Trade and other receivables	Interest income		24,981	25,771
Short-term financial instruments	Interest income		2,864	3,927
Long-term financial instruments	Interest income		2,929	110
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		30,365	9,379
Derivative assets	Gain (loss) on transaction of derivatives		1,666	(9,563)
(using hedge accounting)	Gain (loss) on valuation of derivatives		14,199	35,908
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		13,010	(5,732)
	Gain (loss) on transaction of derivatives		1,065	(1,585)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(379,204)	(427,547)
	Interest expense of trade and other payables		(20,909)	(22,376)
	Interest expense of others		(152,543)	(147,123)
	Loss on foreign currency transactions and translations		(60,337)	(145,391)
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		18,342	68,839
	Gain (loss) on transaction of derivatives		(1,785)	28,595
Derivative liabilities	Gain on valuation of derivatives		1,857	29,520
(using hedge accounting)	Gain on valuation of derivatives (equity, before tax) (*)		13,737	6,690
	Loss on transaction of derivatives		(3,400)	(5,311)

(*)	Items are included in other comprehensive income. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the accompanying consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won		March 31, 2015		December 31, 2014
Cash and cash equivalents	Escrow accounts	~~W~~	457	100
	Deposits for government project		7,001	10,156
	Collateral provided for borrowings		13,968	12,926
	Collateral provided for lawsuit		367	367
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		5,000	5,000
Long-term financial instruments	Guarantee deposits for checking account		3	3
	Guarantee deposits for banking accounts at oversea branches		314	312
	Pledge		740	740
	Decommissioning costs of nuclear power plants		—	603,306
	Collateral provided for lawsuit		20	—

		~~W~~	27,870	632,910

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Cash	~~W~~	160	77
Other demand deposit		1,245,074	1,154,250
Short-term deposits classified as cash equivalents		1,151,422	340,119
Short-term investments classified as cash equivalents		657,720	301,854

	~~W~~	3,054,376	1,796,300

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,008,073	(65,450)	(66)	5,942,557
Other receivables		577,683	(50,355)	(2,466)	524,862

		6,585,756	(115,805)	(2,532)	6,467,419

Non-current assets
Trade receivables		405,626	—	(5)	405,621
Other receivables		1,345,984	(26,964)	(6,149)	1,312,871

		1,751,610	(26,964)	(6,154)	1,718,492

	~~W~~	8,337,366	(142,769)	(8,686)	8,185,911

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

8.	Trade and Other Receivables, Continued

(1)	Trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows, continued:

	December 31, 2014
In millions of won	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	~~W~~	9,580,675	(148,576)	(9,880)	9,422,219

(2)	Other receivables as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	249,026	(50,355)	—	198,671
Accrued income		50,782	—	—	50,782
Deposits		201,935	—	(2,466)	199,469
Finance lease receivables		8,958	—	—	8,958
Others		66,982	—	—	66,982

		577,683	(50,355)	(2,466)	524,862

Non-current assets
Non-trade receivables		133,399	(23,209)	—	110,190
Accrued income		364	—	—	364
Deposits		247,266	—	(6,149)	241,117
Finance lease receivables		882,805	—	—	882,805
Others		82,150	(3,755)	—	78,395

		1,345,984	(26,964)	(6,149)	1,312,871

	~~W~~	1,923,667	(77,319)	(8,615)	1,837,733

	December 31, 2014
In millions of won	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	~~W~~	1,925,389	(67,932)	(9,772)	1,847,685

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

8.	Trade and Other receivables, Continued

(2)	Other receivables as of March 31, 2015 and December 31, 2014 are as follows, continued:

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three-months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

(3)	Aging analysis of trade receivables as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Trade receivables: (not overdue, not impaired)	~~W~~	6,268,444	7,516,233

Trade receivables: (overdue, not impaired)		908	1,061

Less than 60 days		908	1,061

Trade receivables: (impairment reviewed)		144,347	137,992

60 ~ 90 days		56,518	31,438
90 ~ 120 days		7,571	12,045
120 days ~ 1 year		39,995	42,736
Over 1 year		40,263	51,773

		6,413,699	7,655,286

Less allowance for doubtful accounts		(65,450)	(80,644)
Less present value discount		(71)	(108)

	~~W~~	6,348,178	7,574,534

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant.

The Company considers receivables as impaired if the receivables are outstanding 60 days after the maturity and sets allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Other receivables: (not overdue, not impaired)	~~W~~	1,743,195	1,729,807

Other receivables: (overdue, not impaired)		54,614	58,778

Less than 60 days		54,614	58,778

Other receivables: (impairment reviewed)		125,858	136,803

60 ~ 90 days		2,996	1,132
90 ~ 120 days		10,240	2,242
120 days ~ 1 year		15,693	18,857
Over 1 year		96,929	114,572

		1,923,667	1,925,388

Less allowance for doubtful accounts		(77,319)	(67,932)
Less present value discount		(8,615)	(9,772)

	~~W~~	1,837,733	1,847,684

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

8.	Trade and Other Receivables, Continued

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	80,644	67,932	65,024	69,887
Bad debt expense		1,159	7,833	39,018	15,981
Write-off		(3,616)	(266)	(23,398)	(7,534)
Reversal		(12,737)	—	—	(241)
Others		—	1,820	—	(10,161)

Ending balance	~~W~~	65,450	77,319	80,644	67,932

9.	Available-for-sale Financial Assets

Available-for-sale financial assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	Ownership	March 31, 2015		December 31, 2014
Equity securities
Listed
Kwanglim Co., Ltd. (*3)	0.44%	~~W~~	162	128
Cockatoo Coal Limited (*1)	1.10%		110	628
Denison Mines Corp.	11.51%		51,310	62,339
Energy Fuels Inc.	8.70%		8,475	11,569
Fission 3.0	0.45%		63	61
Fission Uranium Corp.	0.22%		920	651
PT Adaro Energy Tbk (*1,3)	1.50%		38,797	44,109
Sungjee Construction Co., Ltd.	0.01%		7	5
Ssangyong Motor Co., Ltd.	0.03%		350	357
Korea District Heating Corp. (*3)	19.55%		124,977	127,240
Korea Line Corp.	0.00%		—	—
Namkwang Engineering & Construction Co., Ltd.	0.01%		1	2
Pumyang Construction Co., Ltd.	0.00%		—	—
ELCOMTEC Co., Ltd.	0.04%		69	48
PAN Ocean Co., Ltd.	0.00%		6	5
Borneo International Furniture Co., Ltd.	0.01%		4	4
TONGYANG Inc.	0.03%		98	66
TONGYANG Networks Inc.	0.01%		4	3

			225,353	247,215

Unlisted
LIG E&C Co., Ltd.	0.00%		5	5
Dae Kwang Semiconductor Co., Ltd.	0.07%		6	6
Dongnam Co., Ltd.	0.46%		72	72
Mobo Co., Ltd.	0.00%		14	14
SAMBO AUTO. Co., Ltd. (Formerly, Hydrogen Power Co., Ltd.)	0.02%		38	38
Woobang ENC Co., Ltd.	0.00%		22	22
Ginseng K Co., Ltd.	0.00%		—	—
Areva Nc Expansion	13.49%		204,048	227,876
IBK-AUCTUS Green Growth Private Equity Firm (*3)	6.30%		2,325	2,325
K&C- Gyeongnam Youth Job Creation Investment Fund	10.00%		1,340	1,340
Navanakorn Electric Co., Ltd. (*5)	29.00%		16,925	16,836
PT. Kedap Saayq	10.00%		12,989	12,989
Set Holding (*6)	2.50%		167,832	167,832
Construction Guarantee (*7)	0.02%		791	795
Global Dynasty Overseas Resource Development Private Equity Firm	7.46%		2,233	2,233

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won	Ownership	March 31, 2015		December 31, 2014
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%	~~W~~	36	36
Fire Guarantee	0.02%		20	20
Korea Software Financial Cooperative	0.15%		301	301
Engineering Financial Cooperative	0.10%		60	60
Electric Contractors Financial Cooperative	0.03%		152	152
Korea Specialty Contractor Financial Cooperative	0.01%		417	417
Information & Communication Financial Cooperative	0.01%		10	10
Troika Overseas Resource Development Private Equity Firm	3.66%		13,340	13,340
Korea Electric Engineers Association	0.26%		40	40
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust 1	14.18%		4,752	4,752
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	5.00%		1,167	498
Hanwha Electric Power Venture fund (*2)	—		—	1,804
Hwan Young Steel Co., Ltd.	0.14%		97	97
Intellectual Discovery, Ltd.	8.81%		5,000	5,000
Poonglim Industrial Co., Ltd.	0.01%		78	78
HANKOOK Silicon Co., Ltd.	10.44%		7,513	7,513
Pumyang Asset Management Co., Ltd.	0.00%		3	3
Sanbon Department Store	0.01%		124	124
Woori Ascon Co., Ltd.	0.34%		10	10
Miju Steel Mfg Co., Ltd.	0.23%		51	51
BnB Sungwon Co., Ltd.	0.01%		15	15
Hana Civil Engineering Co., Ltd.	0.00%		1	1
KC Development Co., Ltd.	0.02%		6	6
IMHWA Corp.	0.11%		5	5
IXELON Co., Ltd.	0.02%		23	23
DAIM Special Vehicle Co., Ltd.	0.08%		10	10
ASA KIMJE Co., Ltd.	1.11%		465	465
ASA JEONJU Co., Ltd.	1.34%		697	697
KYUNGWON Co., Ltd.	0.17%		14	14
Moonkyung Silica Co., Ltd.	0.56%		—	—
Yousung Remicon Co., Ltd.	0.26%		4	4
Sungkwang Timber Co., Ltd.	0.34%		4	4
Yongbo Co., Ltd.	0.20%		3	3
HJ Steel Co., Ltd.	0.07%		2	—
Iidong Air Conditioning Co., Ltd.	0.16%		2	—
KS Remicon Co., Ltd.	0.04%		3	—
Sewoong Heavy Industries Co., Ltd.	0.10%		40	—
SIN-E Steel Co., Ltd.	0.03%		13	—
Joongang Platec Co., Ltd.	0.75%		72	—
Green & Sustainable Energy Investment Corp. (*4)	0.00%		—	—
Kanan Hydroelectric Power Corp. (*4)	19.58%		—	—
3i Powergen Inc. (*4)	15.00%		—	—

			443,190	467,936

		~~W~~	668,543	715,151

(*1)	It has been determined that available-for-sale financial assets were impaired because the fair values of the securities of PT Adaro Energy Tbk, Cockatoo Coal Limited declined significantly below their respective acquisition costs during the three-month period ended March 31, 2015. As such, the Company recognized ~~W~~5,821 million of impairment loss on available-for-sale financial assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

(*2)	Hanwha Electric Power Venture fund liquidated and the Company recognized loss on disposal of available-for-sale financial assets of ~~W~~975 million for the three-month period ended March 31, 2015.
(*3)	The fair values of the securities of PT. Adaro Energy Tbk, Korea District Heating Corp., IBK-AUCTUS green growth private equity firm, and others declined significantly below their respective acquisition costs during 2014. As such, the Company recognized ~~W~~10,602 million of impairment loss on available-for-sale financial assets and cumulative losses of ~~W~~67,503 million previously recognized in other comprehensive loss were reclassified to impairment loss on available-for-sale financial assets for the year ended December 31, 2014.
(*4)	Green & Sustainable Energy Investment Corp., Kanan Hydroelectric Power Corp., 3i Power Inc. ceased its operations and the Company recognized impairment loss of available-for-sale financial assets of ~~W~~1,513 million for the year ended December 31, 2014.
(*5)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*6)	The Company has estimated the fair value of SET Holding by using the discounted cash flow method and, has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive loss during the three-month period ended March 31, 2015.
(*7)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the three-month period ended March 31, 2015.

Book values of unlisted equity securities held by the Company that were measured at cost as of March 31, 2015 and December 31, 2014 are ~~W~~274,567 million and ~~W~~299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

10.	Held-to-maturity Investments

Held-to-maturity investments as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Government and municipal bonds and others	~~W~~	181	3,367	265	3,349

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

11.	Derivatives

(1)	Derivatives as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	152	11,412	182	7,233
Currency swap		34,660	187,862	8,039	151,934
Interest rate swap		—	3,134	—	2,737

	~~W~~	34,812	202,408	8,221	161,904

Derivative liabilities
Currency forward	~~W~~	1,528	—	466	—
Currency swap		49,462	159,824	53,697	196,273
Interest rate swap		2,582	113,154	3,457	83,913

	~~W~~	53,572	272,978	57,620	280,186

(2)	Currency forward contracts which are not designated as hedge instruments as of March 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Korea Exchange Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	1,060.00
Korea Exchange Bank	2014.04.28	2021.07.12		50,784	USD 48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000	1,054.00
Korea Exchange Bank	2014.05.09	2021.07.12		104,600	USD 100,000	1,046.00
Citibank	2015.03.05	2015.04.06		5,508	USD 5,000	1,101.50
Citibank	2015.03.11	2015.04.13		5,649	USD 5,000	1,129.77
Credit Suisse	2015.03.09	2015.04.09		5,563	USD 5,000	1,112.65
Credit Suisse	2015.03.12	2015.04.14		5,658	USD 5,000	1,131.62
Credit Suisse	2015.03.30	2015.04.29		5,535	USD 5,000	1,106.99
HSBC	2015.03.24	2015.04.23		5,544	USD 5,000	1,108.80
Nova Scotia	2015.03.09	2015.04.08		5,562	USD 5,000	1,112.35
Nova Scotia	2015.03.19	2015.04.17		5,580	USD 5,000	1,116.06
Nova Scotia	2015.03.25	2015.04.27		5,525	USD 5,000	1,105.00
Standard Chartered	2015.03.03	2015.04.01		5,515	USD 5,000	1,102.94
Standard Chartered	2015.03.10	2015.04.10		5,611	USD 5,000	1,122.15
Standard Chartered	2015.03.26	2015.04.28		5,531	USD 5,000	1,106.14
Deutsche Bank	2015.03.04	2015.04.02		5,484	USD 5,000	1,096.80
Deutsche Bank	2015.03.23	2015.04.21		5,588	USD 5,000	1,117.60
ING Bank	2015.03.24	2015.04.01		5,538	USD 5,000	1,107.55
Nova Scotia	2015.03.12	2015.04.16		11,313	USD 10,000	1,131.30
Nova Scotia	2015.03.23	2015.04.27		11,163	CHF 10,000	1,116.25
Nova Scotia	2015.03.24	2015.04.01		5,445	CHF 4,920	1,106.64
Barclays Bank PLC	2015.03.23	2015.04.27		7,967	CHF 7,127	1,117.85
HSBC	2015.03.24	2015.04.27		11,087	USD 10,000	1,108.70
Mizuho Bank	2015.03.24	2015.04.27		9,255	USD 8,349	1,108.40
Credit Agricole	2015.03.24	2015.05.26		5,550	USD 5,000	1,110.00
BNP Paribas	2015.03.24	2015.05.26		5,549	USD 5,000	1,109.85
Standard Chartered	2015.03.24	2015.05.26		11,097	USD 10,000	1,109.70
Mizuho Bank	2015.03.19	2015.04.06		4,471	USD 4,000	1,117.75
Mizuho Bank	2015.03.24	2015.04.06		2,212	USD 2,000	1,106.04
HSBC	2015.03.23	2015.04.06		2,232	USD 2,000	1,115.88
Citibank	2015.03.24	2015.04.06		2,211	USD 2,000	1,105.54
Standard Chartered	2015.03.25	2015.04.09		4,416	USD 4,000	1,104.00
Standard Chartered	2015.03.27	2015.04.23		3,311	USD 3,000	1,103.50
Credit Agricole	2015.03.27	2015.04.15		5,519	USD 5,000	1,103.80
Deutsche Bank	2015.03.25	2015.04.09		4,408	USD 4,000	1,101.90
Deutsche Bank	2015.03.27	2015.04.23		5,519	USD 5,000	1,103.80
Nova Scotia	2015.03.26	2015.04.15		4,435	USD 4,000	1,108.70
Societe Generale	2015.03.19	2015.04.23		5,565	USD 5,000	1,112.90
Citibank	2015.03.19	2015.04.23		5,565	USD 5,000	1,112.90
Standard Chartered	2015.03.19	2015.04.23		5,553	USD 4,987	1,113.45

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of March 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Credit Suisse	2015.03.19	2015.04.23	~~W~~	5,567	USD 5,000	1,113.40
Nova Scotia	2015.03.24	2015.04.27		5,536	USD 5,000	1,107.10
Nova Scotia	2015.03.24	2015.04.27		5,530	USD 5,000	1,106.00
Standard Chartered	2015.03.24	2015.04.27		5,536	USD 5,000	1,107.10
Standard Chartered	2015.03.24	2015.04.27		5,541	USD 5,000	1,108.10
Standard Chartered	2015.03.24	2015.04.27		5,546	USD 5,000	1,109.10
Standard Chartered	2015.03.24	2015.04.27		5,551	USD 5,000	1,110.10
Credit Suisse	2015.03.24	2015.04.27		5,536	USD 5,000	1,107.10
Credit Suisse	2015.03.24	2015.04.27		5,541	USD 5,000	1,108.10
Credit Suisse	2015.03.24	2015.04.27		5,546	USD 5,000	1,109.10
Credit Suisse	2015.03.24	2015.04.27		5,551	USD 5,000	1,110.10
Credit Agricole	2015.03.24	2015.04.27		5,536	USD 5,000	1,107.10
Credit Agricole	2015.03.24	2015.04.27		5,541	USD 5,000	1,108.10
Credit Agricole	2015.03.24	2015.04.27		5,546	USD 5,000	1,109.10
Credit Agricole	2015.03.24	2015.04.27		5,551	USD 5,000	1,110.10
Credit Agricole	2015.03.24	2015.04.27		5,556	USD 5,000	1,111.10
HSBC	2015.03.24	2015.04.27		4,973	USD 4,497	1,105.80
Standard Chartered	2011.08.08	2015.04.27 ~2015.12.28		USD 6,037	6,616	1,093.10~1,098.70

(3)	Currency swap contracts which are not designated as hedge instruments as of March 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
UBS	2011~2015	~~W~~	220,356	USD 200,000	3.90%	3.00%	1,101.78
RBS	2011~2015		110,110	USD 100,000	3.90%	3.00%	1,101.10
Barclays Bank PLC	2011~2015		108,390	USD 100,000	3.78%	3.00%	1,083.90
Credit Suisse	2011~2015		108,390	USD 100,000	3.22%	3.00%	1,083.90
Morgan Stanley	2011~2015		63,006	USD 60,000	4.06%	3.00%	1,050.10
Goldman Sachs	2012~2015		156,643	USD 140,000	3.92%	3.00%	1,118.88
Deutsche Bank	2013~2018		110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M USD Libor + 0.55%	1,024.30
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M USD Libor + 0.65%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
Korea Exchange Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%	1,079.70
Morgan Stanley	2010~2015		118,800	USD 100,000	4.61%	3M Libor + 1.64%	1,188.00
M-UFJ	2010~2015		116,100	USD 100,000	4.00%	3M Libor + 1.00%	1,161.00
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Citibank	2010~2015		116,080	USD 100,000	3.97%	3.13%	1,160.80
Deutsche Bank	2010~2015		116,080	USD 100,000	3.98%	3.13%	1,160.80
RBS	2010~2015		116,080	USD 100,000	3.97%	3.13%	1,160.80
HSBC	2010~2015		116,080	USD 100,000	3.23%	3.13%	1,160.80
UBS	2010~2015		116,080	USD 100,000	3.23%	3.13%	1,160.80
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedge instruments as of March 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Deutsche Bank	2012~2022	~~W~~	55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60

(4)	Currency swap contracts which are designated as hedge instruments as of March 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Citibank	2006~2016	~~W~~	113,200	USD 100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
RBS	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
RBS	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183,43
Barclays Bank PLC	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183,43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183,43
Barclays Bank PLC	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
RBS	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
RBS	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of March 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
RBS	2013~2018	~~W~~	81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
BTMU	2010~2015		55,900	USD 50,000	4.03%	3M Libor+1.20%	1,118.00
RBS	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
RBS	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

11.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedge instruments as of March 31, 2015 are as follows:

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
Nonghyup Bank	2010~2015	~~W~~	100,000	4.90%	3M CD + 1.05%
Nonghyup Bank	2010~2015		100,000	4.83%	3M CD + 0.90%
Nonghyup Bank	2010~2015		50,000	4.77%	3M CD + 0.90%
Korea Development Bank	2012~2016		200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Korea Exchange Bank	2012~2015		100,000	3.58%	3M CD + 0.15%
Korea Exchange Bank	2012~2015		100,000	2.86%	3M CD + 0.05%
Korea Exchange Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD - 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of March 31, 2015 are as follows:

In thousands of U.S. dollars
Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay (%)	Receive (%)
BNP Paribas	2009~2027	USD 104,845	4.16%	6M USD Libor
KFW	2009~2027	USD 104,845	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2014~2033	USD 104,880	3.98% ~ 4.10%	6M USD Libor
SMBC	2014~2033	USD 137,151	4.05% ~ 4.18%	6M USD Libor

(7)	Gain and loss on valuation and transaction of derivatives for the three-month periods ended March 31, 2015 and 2014 are as follows and included in finance income and costs in the accompanying consolidated statements of comprehensive income :

	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
In millions of won	March 31, 2015		March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Currency option	~~W~~	—	(940)	—	22,106	—	—
Currency forward		2,876	42	3,538	1,534	—	—
Currency swap		68,567	147,651	(5,349)	(8,552)	34,667	(5,563)
Interest rate swap		(6,680)	(3,107)	(643)	(1,342)	(7,920)	6,521
Other derivatives		—	—	—	(1,610)	—	—

	~~W~~	64,763	143,646	(2,454)	12,136	26,747	958

(*)	As of March 31, 2015, the accumulated net income on valuation of derivatives using cash flow hedge accounting of ~~W~~11,998 million, net of tax, is included in accumulated other comprehensive loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	68,743	633,277	68,910	611,610
Present value discount		(1,110)	(55,236)	(1,067)	(55,456)
Long-term/short-term financial instruments		1,006,486	604,358	100,099	604,363

	~~W~~	1,074,119	1,182,399	167,942	1,160,517

(2)	Loans and receivables as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	26,333	(1,110)	25,223
Loans for housing		5,036	—	5,036
Fisheries loan		6,032	—	6,032
Other loans		31,342	—	31,342

		68,743	(1,110)	67,633

Long-term loans and receivables
Loans for tuition		396,640	(54,486)	345,154
Loans for housing		48,894	—	48,894
Loans for related parties		57,664	—	57,664
Fisheries loan		7,696	(750)	6,946
Other loans		119,383	—	119,383

		633,277	(55,236)	578,041

	~~W~~	702,020	(56,346)	645,674

	December 31, 2014
In millions of won	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	~~W~~	680,520	(56,523)	623,997

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Long-term and short-term financial instruments as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Time deposits	~~W~~	804,278	742	90,088	742
Special money in trust		80,208	—	10,011	—
MMT		42,000	603,300	—	303,306
MMDA		—	—	—	300,000
Others		80,000	317	—	315

	~~W~~	1,006,486	604,359	100,099	604,363

13.	Inventories

Inventories as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,183,222	(9,734)	3,173,488
Merchandises		225	—	225
Work-in-progress		110,201	—	110,201
Finished goods		60,142	—	60,142
Supplies		874,149	(2,034)	872,115
Inventories in transit		524,997	—	524,997
Other inventories		7,973	—	7,973

	~~W~~	4,760,909	(11,768)	4,749,141

	December 31, 2014
In millions of won	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	~~W~~	4,541,284	(3,815)	4,537,469

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ~~W~~864 million and ~~W~~3,029 million for the three-month period ended March 31, 2015 and for the year ended December 31, 2014, respectively. The amounts of loss from inventory valuation included in other gains (losses) for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 were ~~W~~8,818 million and ~~W~~2,709 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of March 31, 2015 and December 31, 2014 are as follows and included in current and non-current trade and other receivables, net, in the accompanying consolidated statements of financial position:

	March 31, 2015			December 31, 2014
In millions of won	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	89,536	8,958	88,698	8,275
1 ~ 5 years		381,992	225,683	378,703	237,062
More than 5 years		1,660,069	657,122	1,675,685	640,417

	~~W~~	2,131,597	891,763	2,143,086	885,754

(3)	There are no impaired finance lease receivables as of March 31, 2015 and December 31, 2014.

(4)	There are no changes in valuation allowance for finance lease receivables for the three-month period ended March 31, 2015 and for the year ended December 31, 2014.

15.	Non-Financial Assets

Non-financial assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	131,270	11,625	109,112	12,516
Prepaid expenses		192,473	92,773	154,047	97,972
Others (*)		81,076	23,403	239,352	23,605

	~~W~~	404,819	127,801	502,511	134,093

(*)	Details of others as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	13,733	1,043	182,564	1,037
Others		67,343	22,360	56,788	22,568

	~~W~~	81,076	23,403	239,352	23,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2015 and December 31, 2014 are as follows:

Subsidiaries			Percentage of ownership (%)
	Key operation activities	Location	March 31, 2015	December 31, 2014
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	54.00%	54.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric Power information technology and others	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2015 and December 31, 2014 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	March 31, 2015	December 31, 2014
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	—	82.14%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holding Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	100.00%	100.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is Novemeber 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of March 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries excluded from consolidation for the three-month period ended March 31, 2015 are as follows:

Subsidiary	Reason
Boulder Solar Power, LLC	Disposed

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
March 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	50,194,502	28,191,129	2,736,160	815,591
Korea South-East Power Co., Ltd.		9,102,376	4,978,399	1,474,377	230,315
Korea Midland Power Co., Ltd.		7,292,634	4,169,873	1,200,951	141,069
Korea Western Power Co., Ltd.		8,583,094	5,208,712	1,372,054	158,464
Korea Southern Power Co., Ltd.		8,755,627	5,147,497	1,323,593	148,411
Korea East-West Power Co., Ltd.		8,623,188	4,878,858	1,252,841	196,097
KEPCO Engineering & Construction Company, Inc.		761,320	379,200	170,337	3,607
KEPCO Plant Service & Engineering Co., Ltd.		966,532	321,143	238,770	29,182
KEPCO Nuclear Fuel Co., Ltd.		559,967	249,086	45,710	7,999
KEPCO KDN Co., Ltd.		380,586	127,541	98,900	5,804
Garorim Tidal Power Plant Co., Ltd.		685	350	—	(51)
KEPCO International HongKong Ltd.		184,935	—	—	1,262
KEPCO International Philippines Inc.		102,422	407	—	13,466
KEPCO Gansu International Ltd.		16,412	509	—	(5)
KEPCO Philippines Holdings Inc.		118,836	35	—	32
KEPCO Philippines Corporation		13,182	115	—	(281)
KEPCO Ilijan Corporation		596,380	76,959	30,877	11,056
KEPCO Lebanon SARL		7,016	9,883	—	(10)
KEPCO Neimenggu International Ltd.		183,073	—	—	(6)
KEPCO Shanxi International Ltd.		526,062	248,441	—	(2,025)
KOMIPO Global Pte Ltd.		163,567	1,159	—	2,588
KEPCO Canada Energy Ltd.		64,006	21	—	27
KEPCO Netherlands B.V.		170,877	33	—	(115)
KOREA Imouraren Uranium Investment Corp.		204,068	196	—	(10)
KEPCO Australia Pty., Ltd.		506,645	2,258	760	(552)
KOSEP Australia Pty., Ltd.		18,727	1,048	1,225	(38)
KOMIPO Australia Pty., Ltd.		18,218	541	1,225	(32)
KOWEPO Australia Pty., Ltd.		18,921	1,113	1,225	(49)
KOSPO Australia Pty., Ltd.		18,868	1,045	1,225	(76)
KEPCO Middle East Holding Company		118,284	134,042	—	1,049
Qatrana Electric Power Company		567,024	470,569	4,518	5,202
KHNP Canada Energy Ltd.		44,277	26	—	9
KEPCO Bylong Australia Pty., Ltd.		161,300	204,978	—	(14,646)
Korea Waterbury Uranium Limited Partnership		20,323	35	—	(10)
KEPCO Canada Uranium Investment Limited Partnership		57,484	25	—	(4)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Electric Power Nigeria Ltd.	~~W~~	4,285	3,817	9,623	104
KEPCO Holdings de Mexico		11	23	—	(3)
KST Electric Power Company		520,860	507,870	20,807	1,633
KEPCO Energy Service Company		727	343	1,342	349
KEPCO Netherlands S3 B.V.		62,888	32	—	(28)
PT. KOMIPO Pembangkitan Jawa Bali		17,251	6,539	4,449	2,433
PT. Cirebon Power Service		2,370	1,075	1,469	60
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan, LLC.		11,976	1,525	3,252	1,874
EWP Philippines Corporation		7,120	301	—	503
EWP America Inc. (*)		105,139	77,014	13,509	(209)
KNF Canada Energy Limited		1,989	21	—	(11)
PT KEPCO Resource Indonesia		1,313	13	—	(52)
EWP Barbados 1 SRL		245,570	430	688	17
Gyeonggi Green Energy Co., Ltd.		326,251	258,762	24,795	(2,308)
PT. Tanggamus Electric Power		46,503	33,285	16,421	(2,413)
Gyeongju Wind Power Co., Ltd.		48,304	30,846	2,350	957
KOMIPO America Inc.		12,689	2,527	—	(4)
KOSEP USA, INC.		36,191	2,223	1,013	309
PT. EWP Indonesia		819	15	—	(88)
KOWEPO America, LLC.		6,046	25	—	(346)
KEPCO Netherlands J3 B.V.		114,418	65	—	(21)
Korea Offshore Wind Power Co., Ltd.		9,646	491	—	(320)
Global One Pioneer B.V.		25	26	—	(18)
Global Energy Pioneer B.V.		27	26	—	(18)
Mira Power Limited		32,504	148	—	(280)
KOSEP Material Co., Ltd.		41,908	23,433	—	(944)
Commerce and Industry Energy Co., Ltd.		102,756	87,082	6,101	(624)
KEPCO Singapore Holding Pte., Ltd.		1,183	—	—	—
KOWEPO India Private Limited		953	116	—	(72)
KEPCO KPS Philippines Corp.		5,406	1,955	3,818	441
KOSPO Chile SpA		383	4,377	—	(143)
PT. KOWEPO Sumsel Operation & Maintenance Services		2,580	2,038	936	316

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garorim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)
KST Electric Power Company		512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)
KOSPO Jordan, LLC.		10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)
Gyeongju Wind Power Co., Ltd.		48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. EWP Indonesia	~~W~~	902	15	—	(278)
KOWEPO America, LLC.		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holding Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation & Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
March 31, 2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	~~W~~	148,744	499,282	306,367	642	593,982	1,549,017
Non-current assets		447,636	467,250	454,953	43	1,706,615	3,076,497
Current liabilities		(43,055)	(262,591)	(310,000)	(350)	(245,376)	(861,372)
Non-current liabilities		(33,904)	(58,552)	(69,200)	—	(1,427,375)	(1,589,031)
Net assets		519,421	645,389	382,120	335	627,846	2,175,111
Book value of non-controlling interest		254,516	296,879	127,514	171	600,738	1,279,818
Sales		30,877	238,770	170,337	—	131,374	571,358
Profit (loss) for the period		11,056	29,182	3,607	(51)	12,470	56,264
Profit (loss) for the period attributable to non-controlling interest		5,418	13,424	1,204	(26)	1,536	21,556
Cash flows from operating activities		46,459	1,588	(13,036)	89	(7,459)	27,641
Cash flows from investing activities		(16,229)	(58,215)	(28,052)	(5)	(21,269)	(123,770)
Cash flows from financing activities before dividends to non-controlling interest		(14,020)	34,569	7,300	—	42,768	70,617
Dividends to non-controlling interest		(12,386)	(34,569)	(7,300)	—	(4,896)	(59,151)
Effect of exchange rate fluctuation		368	(200)	(280)	(84)	909	713
Net increase (decrease) of cash and cash equivalents		4,192	(56,827)	(41,368)	—	10,053	(83,950)

In millions of won
December 31, 2014
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	~~W~~	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,094	422,320	43	2,301,290	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,439)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,329)
Net assets		531,978	696,070	407,130	385	750,155	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the three-month period ended March 31, 2015 and for the year ended December 31, 2014.

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power LLC. for the three-month period ended March 31, 2015. The Company also disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation for the year ended December 31, 2014.

(i)	The fair value of sales price as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Consideration received in cash	~~W~~	553	46,476
The fair value of remaining shares after disposal		11,823	—

Total	~~W~~	12,376	46,476

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the three-month period ended March 31, 2015 and during the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Current assets
Cash and cash equivalents	~~W~~	—	2,187
Current financial assets, net		1,077	4,781
Trade and other receivables, net		—	5,460
Current non-financial assets		—	232
Non-current assets
Non-current financial assets, net		—	144
Non-current trade and other receivables, net		—	351
Property, plant and equipment, net		2,460	934
Other		2,893	50

Current liabilities
Trade and other payables, net		—	(1,655)
Current non-financial liabilities		(7)	(161)

	~~W~~	6,423	12,323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
The fair value of sale price	~~W~~	12,376	46,476
Net assets disposed		(6,423)	(12,323)
Non-controlling interests		—	5,765
Realization of unrealized gain		—	534
Other comprehensive income		(87)	(20)

Gain from disposals of subsidiaries	~~W~~	5,866	40,432

(iv)	Net cashflow from sales of subsidiaries for three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Consideration received in cash	~~W~~	553	46,476
Less: Cash in disposed subsidiaries		—	(2,187)

Net cashflow	~~W~~	553	44,289

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won
March 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	76,750
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,215,569
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	17,753
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,287
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	26,292
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	107,650
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	204,976
AMEC Partners Korea (*3)	Resources development	KOREA	19.00%		707	208
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	34,533
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,584
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,705
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,555
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	42,306
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,623
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,525
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	48,362
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	691,602
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	45,611
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	53
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	15,109
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	546,170
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	111,610
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,198
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,756	20,353
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	669
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	1
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	145
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	194
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	164
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	27,763
Goseong Green Energy Co., Ltd.	Power generation	KOREA	6.44%		2,900	2,615
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	6.04%		2,900	2,732
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	166
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	15,203
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	108,983
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	244
Yeongwol Energy Station Co., Ltd (*2)	Power generation	KOREA	10.00%		1,400	1,107
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,400
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,612
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,696
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	54
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,165
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,564

					2,110,265	4,518,323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, continued

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	66.00%	~~W~~	11,355	8,925
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,205
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	8,622
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	567
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	20,281
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	17,549
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	12,966
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,911
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	199,805
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,522
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	173,389
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,401
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	7,148
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,017
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	228,092
KW Nuclear Components Co., Ltd.	R&D	KOREA	45.00%		833	2,838
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,361
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,145
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	378
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	1,885
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	11,045
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	7,815
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,611
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	125,196
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,734
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	40.00%		56,000	52,966
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,960
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	59.62%		18,568	17,057
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,954
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		513	134
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	671
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	526
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,289,414	1,179,676

				~~W~~	3,399,679	5,697,999

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of March 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders' agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	71,387
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	28,771
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea (*3)	Resources development	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	35,925
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd.	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd (*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,334

					2,095,419	4,341,830

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, continued

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	66.00%	~~W~~	11,355	9,042
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	16,241
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	45.00%		833	2,899
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,409
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				~~W~~	3,368,670	5,508,724

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, continued

(1)	Investments in associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders' agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won
Investees	March 31, 2015		December 31, 2014
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	60,127	60,506
Korea Gas Corporation		765,450	936,495
YTN Co., Ltd.		25,920	23,940
SPC Power Corporation		69,695	65,888
PT. Bayan Resources TBK		445,034	391,463

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won
March 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	71,387	—	—	—	5,363	—	—	76,750
Korea Gas Corporation		2,097,539	—	—	(4,725)	125,372	(1,524)	(1,093)	2,215,569
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(3,027)	—	425	17,753
YTN Co., Ltd.		39,889	—	—	(90)	311	—	177	40,287
Cheongna Energy Co., Ltd.		28,771	—	—	—	(2,479)	—	—	26,292
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	852	—	—	12,385
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	3,506	—	—	107,650
Korea Power Exchange		198,021	—	—	—	6,065	—	890	204,976
AMEC Partners Korea		200	—	—	—	8	—	—	208
Hyundai Energy Co., Ltd.		35,925	—	—	—	(1,392)	—	—	34,533
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	59	—	—	5,584
Muju Wind Power Co., Ltd.		2,706	—	—	—	(1)	—	—	2,705
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(138)	—	—	3,555
Daeryun Power Co., Ltd.		41,951	—	—	—	355	—	—	42,306
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	137	—	—	6,623
KNH Solar Co., Ltd.		1,744	—	—	—	(221)	2		1,525
SPC Power Corporation		47,799	—	—	—	1,874	52	(1,363)	48,362
Gemeng International Energy Co., Ltd.		667,578	—	—	—	19,027	4,997	—	691,602
PT. Cirebon Electric Power		43,335	—	—	—	2,379	(123)	20	45,611
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(272)	(49)	321	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(261)	(46)	307	—
Dolphin Property Limited		61	—	—	—	(5)	(3)	—	53
PT Wampu Electric Power		16,071	—	—	—	(1,009)	47	—	15,109
PT. Bayan Resources TBK		540,011	—	—	—	(1,255)	7,414	—	546,170
S-Power Co., Ltd.		104,244	—	—	—	7,366	—	—	111,610
Pioneer Gas Power Limited		50,668	—	—	—	(9)	539	—	51,198
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	283	—	—	(2,186)	104	—	20,353
Busan Solar Co., Ltd.		853	—	—	—	(184)	—	—	669
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(2)	—	—	1
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(653)	(20)	—	145
Samcheok Eco Material Co., Ltd.		212	—	—	—	16	(34)	—	194
Noeul Green Energy Co., Ltd.		189	—	—	—	(25)	—	—	164
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(301)	—	—	27,763
Goseong Green Energy Co. Ltd.		2,586	—	—	—	29	—	—	2,615
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(51)	—	—	2,732
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(55)	—	—	166
DS POWER Co., Ltd.		15,642	—	—	—	(429)	—	(10)	15,203
Dongducheon Dream Power Co., Ltd.		100,545	—	—	—	8,555	—	(117)	108,983
KS Solar Corp. Ltd.		325	—	—	—	(81)	—	—	244

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yeongwol Energy Station Co., Ltd.	~~W~~	1,741	—	—	—	(634)	—	—	1,107
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	—	56	—	8,400
SE Green Energy Co., Ltd.		3,623	—	—	—	(11)	—	—	3,612
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	115	—	—	1,696
Jeongam Wind Power Co., Ltd.		93	—	—	—	(39)	—	—	54
Korea Power Engineering Service Co., Ltd.		1,334	—	—	—	(169)	—	—	1,165
Busan Green Energy Co., Ltd.		—	14,564	—	—	—	—	—	14,564

		4,341,830	14,847	—	(15,823)	166,500	11,412	(443)	4,518,323

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(117)	—	—	8,925
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(485)	176	—	27,205
Shuweihat Asia Power Investment B.V.		16,241	—	—	—	(856)	(5,314)	(1,449)	8,622
Shuweihat Asia Operation & Maintenance Company		345	—	—	—	220	2	—	567
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(1,800)	71	20,281
ASM-BG Investicii AD		19,608	—	—	—	(15)	(2,044)	—	17,549
RES Technology AD		14,725	—	—	—	(233)	(1,526)	—	12,966
KV Holdings, Inc.		1,902	—	—	—	—	9	—	1,911
KEPCO SPC Power Corporation		190,519	—	—	—	8,431	855	—	199,805
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(67)	122	—	17,522
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	—	2,761	1,133	(1)	173,389
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(206)	68	—	10,401
Rabigh Electricity Company		8,121	—	—	—	6,719	(7,689)	(3)	7,148
Rabigh Operation & Maintenance Company		4,628	—	—	—	361	28	—	5,017
Jamaica Public Service Company Limited (*)		226,892	—	—	—	—	—	1,200	228,092
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	885	—	70	2,838
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	77	—	—	3,361
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(264)	—	—	201,145
Global Trade Of Power System Co., Ltd		343	—	—	—	35	—	—	378
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	(202)	—	—	1,885
KODE NOVUS 1 LLC.		12,207	—	—	—	(1,196)	34	—	11,045
KODE NOVUS 2 LLC.		8,248	—	—	—	(474)	41	—	7,815
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(100)	—	—	3,611
Amman Asia Electric Power Company		122,391	—	—	—	6,121	(2,733)	(583)	125,196
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,617	—	—	—	117	—	—	4,734
Dangjin Echo Power Co., Ltd.		37,837	16,000	—	—	(538)	(299)	(34)	52,966
Honam Wind Power Co., Ltd.		3,555	—	—	—	405	—	—	3,960
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,058)	243	—	17,057
Chun-cheon Energy Co., Ltd.		—	—	—	—	—	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(8)	—	—	2,954
Nghi Son 2 Power Ltd.		102	163	—	—	(131)	32	(32)	134

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Kelar S.A	~~W~~	3,156	—	—	—	—	(3,080)	(76)	—
PT. Tanjung Power Indonesia		700	—	—	—	(32)	—	3	671
Incheon New Power Co., Ltd.		465	—	—	—	33	—	28	526
Seokmun Energy Co., Ltd.		—	—	—	—	—	—	—	—

		1,166,894	16,163	—	(1,016)	20,183	(21,742)	(806)	1,179,676

	~~W~~	5,508,724	31,010	—	(16,839)	186,683	(10,330)	(1,249)	5,697,999

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578
PT. Cirebon Electric Power		32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
PT. Bayan Resources TBK	~~W~~	579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawai		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co. Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221
Jeonnam Solar Co., Ltd.		696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solar Energy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010
ASM-BG Investicii AD		20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Canada Korea Uranium Limited Partnership	~~W~~	—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited (*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar Power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd.		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd		249	—	—	—	94	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co.,Ltd.		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962
Nghi Son 2 Power Ltd.		—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	1	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	~~W~~	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited ("JPS") a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ~~W~~52,279 million is recognized in profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flow for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
March 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	674,945	514,682	110,013	11,220
Korea Gas Corporation		44,930,615	34,659,086	10,212,107	581,192
Korea Electric Power Industrial Development Co., Ltd.		141,524	80,308	76,085	2,779
YTN Co., Ltd.		316,481	128,235	21,543	1,852
Cheongna Energy Co., Ltd.		445,769	391,763	22,749	(5,953)
Gangwon Wind Power Co., Ltd.		122,627	40,385	9,003	5,682
Hyundai Green Power Co., Ltd.		1,190,733	819,527	118,935	10,272
Korea Power Exchange		227,195	22,219	22,840	5,424
AMEC Partners Korea		1,170	73	145	43
Hyundai Energy Co., Ltd.		540,828	461,543	23,756	(3,030)
Ecollite Co., Ltd.		2,352	347	—	(18)
Taebaek Wind Power Co., Ltd.		51,528	28,204	2,720	1,224
Muju Wind Power Co., Ltd.		10,824	6	—	(7)
Pyeongchang Wind Power Co., Ltd.		23,578	9,356	—	(548)
Daeryun Power Co., Ltd.		831,926	619,665	101,022	1,822
JinanJangsu Wind Power Co., Ltd.		307	—	—	(1)
Changjuk Wind Power Co., Ltd.		43,516	20,427	2,741	1,470
KNH Solar Co., Ltd.		27,816	21,623	824	(95)
SPC Power Corporation		180,936	53,652	14,054	8,778
Gemeng International Energy Co., Ltd.		5,749,695	3,715,572	301,014	15,721
PT. Cirebon Electric Power		959,944	794,082	66,413	8,400
KNOC Nigerian East Oil Co., Ltd.		249,111	314,238	—	(1,910)
KNOC Nigerian West Oil Co., Ltd.		151,390	211,169	—	(1,708)
Dolphin Property Limited		246	2	—	(33)
PT Wampu Electric Power		166,916	134,071	3,958	(1,578)
PT. Bayan Resources TBK		1,185,395	965,374	94,126	(6,276)
S-Power Co., Ltd.		1,017,390	733,030	237,662	18,349
Pioneer Gas Power Limited		248,102	178,147	—	(22)
Eurasia Energy Holdings		565	1,008	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		303,416	228,656	—	(3,467)
Busan Solar Co., Ltd.		26,876	22,826	913	(258)
Hadong Mineral Fiber Co., Ltd.		12	8	—	(6)
Green Biomass Co., Ltd.		9,351	10,073	866	(365)
PT. Mutiara Jawa		26,853	26,593	440	(2,145)
Samcheok Eco Material Co., Ltd.		23,837	76	—	(794)
Noeul Green Energy Co., Ltd.		847	26	—	(114)
Naepo Green Energy Co., Ltd.		111,904	851	1,167	(1,205)
Goseong Green Energy Co., Ltd.		41,297	724	—	(1,124)
Gangneung Eco Power Co., Ltd.		45,880	664	—	(840)
Shin Pyeongtaek Power Co., Ltd.		13,450	14,441	—	(271)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,167	2,575	93	(4)
DS POWER Co., Ltd.		509,288	389,642	16,269	(1,846)
Dongducheon Dream Power Co., Ltd.		1,771,673	1,431,354	192,695	25,297
KS Solar Corp. Ltd.		31,685	28,739	1,168	(53)
Yeongwol Energy Station Co., Ltd		164,947	153,879	—	—
Jinbhuvish Power Generation Pvt. Ltd		79,030	21,834	—	—
SE Green Energy Co., Ltd.		7,564	1	—	(24)
Daegu Photovoltaic Co., Ltd.		22,582	16,733	1,014	396
Jeongam Wind Power Co., Ltd.		166	32	—	(41)
Korea Power Engineering Service Co., Ltd.		6,614	2,596	3,821	(4)
Busan Green Energy Co., Ltd.		50,220	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	16,533	3,039	—	(183)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		157,432	89,417	2,742	(1,245)
Shuweihat Asia Power Investment B.V.		17,764	—	—	(1,747)
Shuweihat Asia Operation & Maintenance Company		1,033	—	554	398
Waterbury Lake Uranium L.P.		52,381	80	—	—
ASM-BG Investicii AD		82,617	47,519	2,358	37
RES Technology AD		74,476	48,544	1,475	(395)
KV Holdings, Inc.		4,778	—	—	—
KEPCO SPC Power Corporation		473,132	207,434	37,576	12,574
Canada Korea Uranium Limited Partnership		278	82	—	(18)
KEPCO Energy Resource Nigeria Limited		349,982	350,816	—	(7,124)
Gansu Datang Yumen Wind Power Co., Ltd.		105,698	61,894	1,997	(808)
Datang Chifeng Renewable Power Co., Ltd.		903,117	469,543	28,844	7,522
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,442	44,440	1,106	(505)
Rabigh Electricity Company		2,562,863	2,348,578	71,529	13,140
Rabigh Operation & Maintenance Company		17,521	4,977	5,781	866
Jamaica Public Service Company Limited		1,041,367	665,323	69,409	674
KW Nuclear Components Co., Ltd.		29,792	23,454	4,933	2,736
Busan Shinho Solar Power Co., Ltd.		53,064	39,619	2,133	203
GS Donghae Electric Power Co., Ltd.		1,230,631	639,028	—	(776)
Global Trade Of Power System Co., Ltd.		2,210	905	1,898	124
Expressway Solar-light Power Generation Co., Ltd.		21,031	14,531	201	(298)
KODE NOVUS 1 LLC.		113,676	101,051	754	(2,391)
KODE NOVUS 2 LLC.		57,081	41,132	597	(969)
Daejung Offshore Wind Power Co., Ltd.		7,275	39	—	(86)
Amman Asia Electric Power Company		850,941	642,142	19,718	10,199
KEPCO-ALSTOM Power Electronics Systems, Inc.		33,843	24,560	1,194	(189)
Dangjin Echo Power Co., Ltd.		127,324	481	—	(286)
Honam Wind Power Co., Ltd.		42,573	29,028	2,432	1,384
Nepal Water & Energy Development Company Pty Ltd.		37,384	10,590	—	(196)
Chun-cheon Energy Co., Ltd.		78,081	78,789	—	(679)
Yeonggwangbaeksu Wind Power CO., Ltd.		100,516	80,823	—	(52)
Nghi Son 2 Power Ltd.		428	158	—	(247)
Kelar S.A.		245,239	277,825	—	(4,168)
PT. Tanjung Power Indonesia		35,353	33,438	—	(24)
Incheon New Power Co., Ltd.		9,343	7,529	1,227	343
Seokmun Energy Co., Ltd.		25,381	25,639	—	(103)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	—	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)
Goseong Green Energy Co., Ltd.		27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615
KS Solar Corp. Ltd.		30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Ptv. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar Power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd.		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd.		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)
Chun-cheon Energy Co., Ltd.		63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A.		222,068	221,210	—	(1,610)
PT. Tanjung Power Indonesia		19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company's shares in net assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won
March 31, 2015
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	160,263	47.80%	76,606	144	—	—	76,750
Korea Gas Corporation		10,271,530	21.57%	2,215,569	—	—	—	2,215,569
Korea Electric Power Industrial Development Co., Ltd.		61,216	29.00%	17,753	—	—	—	17,753
YTN Co., Ltd.		188,246	21.43%	40,341	—	(54)	—	40,287
Cheongna Energy Co., Ltd.		54,006	43.90%	23,709	2,583	—	—	26,292
Gangwon Wind Power Co., Ltd.		82,242	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		371,206	29.00%	107,650	—	—	—	107,650
Korea Power Exchange		204,976	100.00%	204,976	—	—	—	204,976
AMEC Partners Korea		1,097	19.00%	208	—	—	—	208
Hyundai Energy Co., Ltd.		79,285	46.30%	36,709	—	(1,151)	(1,025)	34,533
Ecollite Co., Ltd.		2,006	36.10%	724	—	—	(724)	—
Taebaek Wind Power Co., Ltd.		23,323	25.00%	5,831	—	(247)	—	5,584
Muju Wind Power Co., Ltd.		10,818	25.00%	2,705	—	—	—	2,705
Pyeongchang Wind Power Co., Ltd.		14,222	25.00%	3,555	—	—	—	3,555
Daeryun Power Co., Ltd.		212,260	19.45%	41,285	1,014	—	7	42,306
JinanJangsu Wind Power Co., Ltd.		307	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		23,089	30.00%	6,927	—	(304)	—	6,623
KNH Solar Co., Ltd.		6,193	27.00%	1,672	—	(147)	—	1,525
SPC Power Corporation		127,284	38.00%	48,368	—	—	(6)	48,362
Gemeng International Energy Co., Ltd.		2,034,123	34.00%	691,602	—	—	—	691,602
PT. Cirebon Electric Power		165,862	27.50%	45,611	—	—	—	45,611
KNOC Nigerian East Oil Co., Ltd.		(65,128)	14.63%	(9,528)	—	—	9,528	—
KNOC Nigerian West Oil Co., Ltd.		(59,780)	14.63%	(8,746)	—	—	8,746	—
Dolphin Property Limited		244	15.00%	37	—	—	16	53
PT Wampu Electric Power		32,845	46.00%	15,109	—	—	—	15,109
PT. Bayan Resources TBK		220,022	20.00%	44,004	502,166	—	—	546,170
S-Power Co., Ltd.		284,361	40.00%	113,744	—	(2,134)	—	111,610
Pioneer Gas Power Limited		69,956	40.00%	27,982	23,148	—	68	51,198
Eurasia Energy Holdings		(443)	40.00%	(177)	—	—	177	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		74,760	25.00%	18,690	2,311	(359)	(289)	20,353
Busan Solar Co., Ltd.		4,050	19.80%	802	—	(133)	—	669
Hadong Mineral Fiber Co., Ltd.		4	25.00%	1	—	—	—	1
Green Biomass Co., Ltd.		(721)	34.00%	(245)	—	—	245	—
PT. Mutiara Jawa		260	29.00%	75	70	—	—	145
Samcheok Eco Material Co., Ltd.		23,761	2.67%	634	—	—	(440)	194
Noeul Green Energy Co., Ltd.		821	20.00%	164	—	—	—	164
Naepo Green Energy Co., Ltd.		111,053	25.00%	27,763	—	—	—	27,763
Goseong Green Energy Co., Ltd.		40,573	6.44%	2,615	—	—	—	2,615
Gangneung Eco Power Co., Ltd.		45,215	6.04%	2,731	—	—	1	2,732
Shin Pyeongtaek Power Co., Ltd.		(991)	40.00%	(396)	—	—	396	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		591	28.00%	166	—	—	—	166
DS POWER Co., Ltd.		119,646	10.91%	13,053	—	2,150	—	15,203
Dongducheon Dream Power Co., Ltd.		340,319	33.61%	114,381	—	(123)	(5,275)	108,983
KS Solar Corp. Ltd.		2,946	19.00%	560	—	(316)		244
Yeongwol Energy Station Co., Ltd.		11,068	10.00%	1,107	—	—	—	1,107
Jinbhuvish Power Generation Pvt. Ltd.		57,196	5.16%	2,951	5,449	—	—	8,400
SE Green Energy Co., Ltd.		7,563	47.76%	3,612	—	—	—	3,612
Daegu Photovoltaic Co., Ltd.		5,849	29.00%	1,696	—	—	—	1,696
Jeongam Wind Power Co., Ltd.		134	40.00%	54	—	—	—	54
Korea Power Engineering Service Co., Ltd.		4,018	29.00%	1,165	—	—	—	1,165
Busan Green Energy Co., Ltd.		50,220	29.00%	14,564	—	—	—	14,564

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company's shares in net assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
March 31, 2015
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	13,494	64.02%	8,639	—	—	286	8,925
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,015	40.00%	27,205	—	—	—	27,205
Shuweihat Asia Power Investment B.V.		17,764	49.00%	8,704	—	—	(82)	8,622
Shuweihat Asia Operation & Maintenance Company		1,033	55.00%	568	—	—	(1)	567
Waterbury Lake Uranium L.P.		52,301	40.00%	20,920	—	—	(639)	20,281
ASM-BG Investicii AD		35,098	50.00%	17,549	—	—	—	17,549
RES Technology AD		25,932	50.00%	12,966	—	—	—	12,966
KV Holdings, Inc.		4,778	40.00%	1,911	—	—	—	1,911
KEPCO SPC Power Corporation		265,698	75.20%	199,805	—	—	—	199,805
Canada Korea Uranium Limited Partnership		196	12.50%	25	—	—	(25)	—
KEPCO Energy Resource Nigeria Limited		(834)	30.00%	(250)	—	—	250	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,805	40.00%	17,522	—	—	—	17,522
Datang Chifeng Renewable Power Co., Ltd.		433,574	40.00%	173,429	—	—	(40)	173,389
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,002	40.00%	10,401	—	—	—	10,401
Rabigh Electricity Company		214,284	40.00%	85,714	—	(78,566)	—	7,148
Rabigh Operation & Maintenance Company		12,543	40.00%	5,017	—	—	—	5,017
Jamaica Public Service Company Limited		376,045	40.00%	150,418	130,726	—	(53,052)	228,092
KW Nuclear Components Co., Ltd.		6,338	43.36%	2,748	90	—	—	2,838
Busan Shinho Solar Power Co., Ltd.		13,445	25.00%	3,361	—	—	—	3,361
GS Donghae Electric Power Co., Ltd.		591,602	34.00%	201,145	—	—	—	201,145
Global Trade Of Power System Co., Ltd.		1,305	29.00%	378	—	—	—	378
Expressway Solar-light Power Generation Co., Ltd.		6,500	29.00%	1,885	—	—	—	1,885
KODE NOVUS 1 LLC.		12,625	50.00%	6,313	4,732	—	—	11,045
KODE NOVUS 2 LLC.		15,949	49.00%	7,815	—	—	—	7,815
Daejung Offshore Wind Power Co., Ltd.		7,236	49.90%	3,611	—	—	—	3,611
Amman Asia Electric Power Company		208,799	60.00%	125,279	—	—	(83)	125,196
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,283	51.00%	4,734	—	—	—	4,734
Dangjin Echo Power Co., Ltd.		126,843	40.00%	50,737	2,229	—	—	52,966
Honam Wind Power Co., Ltd.		13,545	29.00%	3,928	34	—	(2)	3,960
Nepal Water & Energy Development Company Pty Ltd.		26,795	59.62%	15,974	1,083	—	—	17,057
Chun-cheon Energy Co., Ltd.		(707)	29.90%	(211)	—	—	211	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,693	15.00%	2,954	—	—	—	2,954
Nghi Son 2 Power Ltd.		271	50.00%	134	—	—	—	134
Kelar S.A		(32,586)	65.00%	(21,181)	2,424	—	18,757	—
PT. Tanjung Power Indonesia		1,915	35.00%	671	—	—	—	671
Incheon New Power Co., Ltd.		1,814	29.00%	526	—	—	—	526
Seokmun Energy Co., Ltd.		(258)	34.00%	(88)	—	—	88	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company's shares in net assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578
PT. Cirebon Electric Power		157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818
Samcheok Eco Material Co., Ltd.		23,831	2.67%	636	—	—	(424)	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co., Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company's shares in net assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar Power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd.		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of March 31, 2015 and as of December 31, 2014, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Green Biomass Co., Ltd.	~~W~~	120	245	125	125
Shin Pyeongtaek Power Co., Ltd.		108	396	288	288
KEPCO Energy Resource Nigeria Limited		(6,108)	250	6,358	6,358
Chun-cheon Energy Co., Ltd.		203	211	8	8
Seokmun Energy Co., Ltd.		34	88	54	54
Kelar S.A		21,181	21,181	—	—

(7)	As of March 31, 2015, shareholders' agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

As of March 31, 2015, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, carries long-term borrowings for project financing amounting to ~~W~~450 billion from Korea Development Bank and others.

Related to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd., has entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Company had placed guarantees for a fixed return on investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of contract to sell their shares to the Company. Also, if dividends to shareholders exceed annual revenue, the exceeding amount shall be evenly distributed to Yeocheon TPL Co., Ltd. and the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2015, shareholders' agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Daeryun Power Co., Ltd.

All shareholders of Daeryun Power Co., Ltd. except for POSCO Engineering & Construction Co., Ltd., have agreed to acquire the shares held by POSCO Engineering & Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder's percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the Company, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Engineering & Construction Co., Ltd.'s investment, which amounts to ~~W~~6,054 million. In case of a merger of Daeryun Power Co., Ltd., remaining shareholders are obligated to pay the dissident shareholders’ share for their purchase price.

(vi)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders, except for financial investors, decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(viii)	Dongducheon Dream Power Co., Ltd.

In case financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. 5 years after the commencement of commercial operation of the power plant, the Company is obligated to acquire those shares at fair value.

(ix)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(x)	Samcheok Eco Material Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required guarantee the promised yield when preferred stockholders sell their stocks.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co.,Ltd. and Dolphin Property Limited	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of an agency, Consus Asset Management Co., Ltd. based on the loan agreement until the principal of a loan is paid off in full.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Daegu Green Power Co., Ltd.	Only if the condition is met with the loan agreement signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. Korea Exchange Bank, the deputy, permits the amount of the payments and dividend.

KS Solar Corp. Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be transferred whole or in partial, except as permitted by the agreement.

Hyundai Green Power Co., Ltd.

- After 15 years from the completion date of facility which is financed by financial investor’s equity investment, the financial investor and the consolidated entity have appraisal right against Hyundai Steel Company (the “Operating investor”) and the Operating investor can also claim against the financial investor to sell their shares.

- After 5 years from the completion date of additional facility, the Operating investor has appraisal right against the consolidated entity and the financial investor when self-generating electricity is more profitable to Hyundai Steel Company’s cash flow rather than this business

- After 5 years from the completion date of the additional facility, if there exists an agreement among those relevant parties, the Operating investor may claim to dispose the entire shares of the consolidated entity and the shares owned by financial investor to the Operating investor or to the third parties which designated by the Operating investor.

- After 25 years from the completion date or when operation of electricity generation business by Hyundai Green Power Co., Ltd. is no longer feasible, the Operating investor may claim to dispose the entire the shares of the consolidated entity and shares owned by financial investor to the Operating investor or to third parties which are designated by the Operating investor.

- After 5 years from the completion date of additional facility, if there reaches no agreement within 60 days, even if price of fuel supply fluctuates due to statutory or other irresistible reasons so that Hyundai Green Power Co., Ltd. would face excessive gain or loss, the Operating investor (consolidated entity and financial investor) may claim the consolidated entity and the financial investor (Operating investor) to dispose (acquire) the entire shares.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,325,176	(3,103)	—	—	12,322,073
Buildings		13,670,375	(66,438)	(4,798,013)	(853)	8,805,071
Structures		55,374,920	(194,846)	(16,579,077)	(1,183)	38,599,814
Machinery		52,622,747	(105,971)	(17,634,639)	(46,230)	34,835,907
Ships		4,941	—	(3,932)	—	1,009
Vehicles		204,700	(62)	(158,395)	—	46,243
Equipment		998,308	(922)	(774,776)	—	222,610
Tools		778,745	(793)	(636,923)	—	141,029
Construction-in- progress		34,939,822	(123,237)	—	(38,107)	34,778,478
Finance lease assets		2,385,254	—	(1,799,252)	—	586,002
Asset retirement costs		7,874,227	—	(2,581,120)	—	5,293,107
Others		8,717,863	—	(6,567,105)	—	2,150,758

	~~W~~	189,897,078	(495,372)	(51,533,232)	(86,373)	137,782,101

	December 31, 2014
In millions of won	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,238,488	(3,103)	—	—	12,235,385
Buildings		13,631,985	(67,700)	(4,652,109)	(853)	8,911,323
Structures		54,734,376	(196,871)	(16,078,416)	(1,183)	38,457,906
Machinery		52,242,176	(108,750)	(16,735,238)	(46,230)	35,351,958
Ships		5,015	—	(3,930)	—	1,085
Vehicles		208,337	(76)	(157,761)	—	50,500
Equipment		965,806	(1,002)	(754,159)	—	210,645
Tools		776,321	(862)	(623,544)	—	151,915
Construction-in- progress		32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets		2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs		7,849,712	—	(2,495,285)	—	5,354,427
Others		8,599,484	—	(6,380,098)	—	2,219,386

	~~W~~	186,054,570	(502,302)	(49,653,396)	(86,373)	135,812,499

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others (*2)	Ending balance
Land	~~W~~	12,238,488	3,342	(39,658)	—	—	123,004	12,325,176
(Government grants)		(3,103)	—	—	—	—	—	(3,103)
Buildings		8,979,023	(476)	(448)	(151,707)	—	45,117	8,871,509
(Government grants)		(67,700)	—	—	1,259	—	3	(66,438)
Structures		38,654,777	54	(3,059,824)	(534,259)	—	3,733,912	38,794,660
(Government grants)		(196,871)	—	392	2,279	—	(646)	(194,846)
Machinery		35,460,708	36,749	(43,060)	(922,084)	—	409,565	34,941,878
(Government grants)		(108,750)	—	125	2,654	—	—	(105,971)
Ships		1,085	—	—	(76)	—	—	1,009
Vehicles		50,576	203	(5)	(5,242)	—	773	46,305
(Government grants)		(76)	—	—	14	—	—	(62)
Equipment		211,647	6,657	(25)	(24,745)	—	29,998	223,532
(Government grants)		(1,002)	—	—	114	—	(34)	(922)
Tools		152,777	2,714	(5)	(16,042)	—	2,378	141,822
(Government grants)		(862)	—	—	69	—	—	(793)
Construction-in-progress		32,379,512	3,827,296	(739)	—	—	(1,304,354)	34,901,715
(Government grants)		(123,938)	(4,379)	646	—	—	4,434	(123,237)
Finance lease assets		612,395	—	—	(26,395)	—	2	586,002
Asset retirement cost		5,354,427	—	—	(142,249)	—	80,929	5,293,107
Others		2,219,386	22,274	—	(184,503)	—	93,601	2,150,758

	~~W~~	135,812,499	3,894,434	(3,142,601)	(2,000,913)	—	3,218,682	137,782,101

	December 31, 2014
In millions of won	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance
Land	~~W~~	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement cost		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	~~W~~	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

(*1)	Garorim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the statement of comprehensive income.
(*2)	‘Others’ includes ~~W~~2,090,810 million of assets held for sale (note 41) comprising land, buildings, and structures and the amount is ~~W~~2,021,445 million, ~~W~~69,363 million, and ~~W~~2 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	182,476	—	—	—	182,476
Buildings		25,784	(13)	(10,306)	—	15,465

	~~W~~	208,260	(13)	(10,306)	—	197,941

	December 31, 2014
In millions of won	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	301,483	—	—	—	301,483
Buildings		26,168	(10)	(10,377)	—	15,781

	~~W~~	327,651	(10)	(10,377)	—	317,264

(2)	Changes in investment properties for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	301,483	—	—	—	—	(119,007)	182,476
Buildings		15,791	—	—	(162)	—	(151)	15,478
(Government grants)		(10)	—	—	—	—	(3)	(13)

	~~W~~	317,264	—	—	(162)	—	(119,161)	197,941

	December 31, 2014
In millions of won	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	516,440	—	—	—	—	(214,957)	301,483
Buildings		21,899	—	—	(824)	—	(5,284)	15,791
(Government grants)		(12)	—	—	4	—	(2)	(10)

	~~W~~	538,327	—	—	(820)	—	(220,243)	317,264

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Rental income	~~W~~	2,192	2,735
Operating and maintenance expenses related to rental income		(162)	(183)

	~~W~~	2,030	2,552

(4)	Fair value of investment properties as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Book value		Fair value	Book value	Fair value
Land	~~W~~	182,476	210,495	301,483	342,809
Buildings		15,465	16,587	15,781	16,523

	~~W~~	197,941	227,082	317,264	359,332

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction service contracts for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance
Nuclear power plant construction in UAE	~~W~~	16,628,720	67,765	(616,592)	16,079,893
Kazakhstan EPC and others		452,354	259,123	(87,917)	623,560

	~~W~~	17,081,074	326,888	(704,509)	16,703,453

(*)	For the three-month period ended March 31, 2015, the increased balance of contracts from new orders and other is ~~W~~384,726 million and the decreased balance of contracts from changes in size of construction is ~~W~~57,838 million.

	December 31, 2014
In millions of won	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance
Nuclear power plant construction in UAE	~~W~~	18,522,411	548,656	(2,442,347)	16,628,720
Kazakhstan EPC and others		811,005	164,187	(522,838)	452,354

	~~W~~	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ~~W~~831,159 million and the decreased balance of contracts from changes in size of construction is ~~W~~118,316 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE	~~W~~	8,019,759	7,550,800	468,959	—
Kazakhstan EPC and others		1,196,545	1,173,645	22,900	—

	~~W~~	9,216,304	8,724,445	491,859	—

	December 31, 2014
In millions of won	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE	~~W~~	7,403,167	6,969,719	433,448	—
Kazakhstan EPC and others		1,347,719	1,291,365	56,354	—

	~~W~~	8,750,886	8,261,084	489,802	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE	~~W~~	—	925,364	—	934,799
Kazakhstan EPC and others		125,425	358	149,876	1,033

	~~W~~	125,425	925,722	149,876	935,832

(*1)	Included in trade and other receivables, net, in the accompanying consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the accompanying consolidated statements of financial position.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	361,307	(480)	(311,097)	—	49,730
Licenses and franchises		3,398	—	(3,362)	—	36
Copyrights, patents rights and other industrial rights		32,216	—	(10,016)	—	22,200
Mining rights		482,840	—	(7,194)	—	475,646
Development expenditures		733,460	(7,250)	(681,223)	—	44,987
Intangible assets under development		73,434	(10,921)	—	—	62,513
Usage rights of donated assets and other		375,275	(40)	(319,862)	—	55,373
Leasehold rights		19,112	—	(18,341)	—	771
Others		156,623	(1)	(74,185)	(12,589)	69,848

	~~W~~	2,237,665	(18,692)	(1,425,280)	(12,589)	781,104

	December 31, 2014
In millions of won	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	~~W~~	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	52,556	139	—	(8,887)	—	6,402	50,210
(Government grants)		(488)	—	—	42	—	(34)	(480)
Licenses and franchises		54	—	—	(18)	—	—	36
Copyrights, patents rights and other industrial rights		22,677	46	—	(753)	—	230	22,200
Mining rights		504,214	2,120	—	(699)	—	(29,989)	475,646
Development expenditures		55,857	15	(5)	(6,684)	—	3,054	52,237
(Government grants)		(8,183)	—	—	933	—	—	(7,250)
Intangible assets under development		74,909	2,575	(63)	—	—	(3,987)	73,434
(Government grants)		(10,692)	—	63	—	—	(292)	(10,921)
Usage rights of donated assets and other		57,687	—	—	(2,263)	—	(11)	55,413
(Government grants)		(43)	—	—	3	—	—	(40)
Leasehold rights		779	—	—	(8)	—	—	771
Others		71,734	162	—	(1,530)	—	(517)	69,849
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	821,060	5,057	(5)	(19,864)	—	(25,144)	781,104

	December 31, 2014
In millions of won	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant intangible assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of Australian dollars
March 31, 2015
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	4,507	3 months ~ 3 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,500	7 years and 6 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	4,484	2 years and 3 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,508	2 years and 8 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,414	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	3,936	2 years and 7 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	37,778	6 years
Others	Shingwangju electricity supply facility usage right	KRW	2,977	4 years and 2 months
Others	Sillim electricity supply facility usage right	KRW	2,801	6 years and 8 months

In millions of won and thousands of Australian dollars
December 31, 2014
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	5,381	2 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	3,089	4 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	2,969	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

(4)	For the three-month periods ended March 31, 2015 and 2014, the Company recognized research and development expenses of ~~W~~110,520 million and ~~W~~112,005 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,339,446	—	3,123,341	—
Other trade payables		1,244,264	3,049,684	1,600,102	3,017,428
Accrued expenses		1,146,940	2,549	1,126,357	2,411
Leasehold deposits received		1,912	—	2,020	—
Other deposits received		164,715	99,763	166,143	96,531
Finance lease liabilities		110,919	630,673	109,374	660,061
Dividends payable		363,694	—	1,267	—
Others		—	23,757	—	30,304

	~~W~~	5,371,890	3,806,426	6,128,604	3,806,735

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Current liabilities
Short-term borrowings	~~W~~	368,970	658,778
Current portion of long-term borrowings		456,358	455,484
Current portion of debt securities		6,133,617	5,994,205
Less : Current portion of discount on long-term borrowings		(880)	(908)
Less : Current portion of discount on debt securities		(2,707)	(2,807)

		6,955,358	7,104,752

Non-current liabilities
Long-term borrowings		3,124,097	3,490,700
Debt securities		51,073,095	52,359,905
Less : Discount on long-term borrowings		(15,392)	(15,494)
Less : Discount on debt securities		(110,590)	(115,807)
Add : Premium on debt securities		263	271

		54,071,473	55,719,575

	~~W~~	61,026,831	62,824,327

(2)	Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of U.S. dollars
March 31, 2015
Type	Creditor	Interest rate (%)	Foreign currency	Local currency
Local short-term borrowings	Woori Investment Bank Co., Ltd. and others	1.81 ~ 1.87	—	~~W~~	300,000
Foreign short-term borrowings	SCNT and others	6.50	USD 3,995		4,414
Foreign short-term borrowings	DBS	3M Libor + 0.38	USD 35,830		39,592
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		24,964

				~~W~~	368,970

In millions of won and thousands of U.S. dollars
December 31, 2014
Type	Creditor	Interest rate (%)	Foreign currency	Local currency
Local short-term borrowings	KTB investment Bank	2.12	—	~~W~~	310,000
Local commercial paper	Shinhan Bank and others	2.12 ~ 2.20	—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47 ~ 6.50	USD 16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		20,788

				~~W~~	658,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044	—	~~W~~	6,987
Facility		4.60	2028	—		43,014
Facility		3yr KTB rate – 1.25	2027	—		9,000
Facility		1yr KoFC bond rate + 0.20 ~ 0.31	2018~2019	—		1,200,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03~0.54	2015~2017	—		800,000
Facility		3yr KTB rate – 1.25	2021~2028	—		10,894
Facility		4.60	2028	—		19,731
Energy rationalization		3yr KTB rate – 1.25	2019	—		800
Energy rationalization		3.20 ~ 3.70	2016	—		3,835
Korea Industrial Bank	Others	3yr KTB rate – 1.25	2016	—		8,000
Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
PF Refinancing		4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2022~2027	—		47,438
Facility		3yr KTB rate – 2.25	2023~2024	—		4,819
Project loans		—	2022~2027	—		8,677
Others		3yr KTB rate – 2.25	2024~2025	—		13,616
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028	—		29,596
Operating fund		3.35	2017	—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026	—		21,613
PF Refinancing		4.80	2026	—		11,991
Kookmin Bank	Facility	MOR+0.62	2017	—		10,000
Others	Facility	4.60~5.80	2025~2028	—		154,462
Facility		—	2028			19,731
PF Refinancing		4.80	2026	—		17,267
PF Refinancing		CD+1.70	2026	—		523
Others		—	—	—		38,981
Others		—	2028	—		7,250

						2,565,711

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,784		9,706
Export-Import Bank of Korea and others	Direct loan and others	3M LIBOR + 2.60~3.70	2027	JOD 197,907		308,749
Commercial loan		3M LIBOR + 1.50~2.50	2015~2033	USD 311,152		343,823
PF Loan		6M Libor + 2.50	2032	USD 21,688		23,965
SCNT and others	Shareholder’s loan	6.50~8.00	2033~2034	USD 35,893		39,661
Shareholder’s loan		8.00	2031	JOD 8,498		13,258
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,307,699		1,885
HSBC and others	Syndicated loan	3M LIBOR+0.27~0.30	2017~2019	USD 52,949		58,508
Others		3M LIBOR + 0.95	2016	USD 185,198		204,646
Others	Others	—	2019	USD 9,542		10,543

						1,014,744

						3,580,455

Less : Discount of long-term borrowings						(16,272)
Less : Current portion of long-term borrowings						(456,358)
Add : Current portion of discount of long-term borrowings						880

					~~W~~	3,108,705

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044	—	~~W~~	7,178
Facility		4.60	2028	—		43,600
Facility		3yr KTB rate – 1.25	2027	—		9,000
Facility		1yr KoFC bond rate + 0.20 ~ 0.31	2018~2019	—		1,500,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03~0.54	2015~2017	—		900,000
Facility		3yr KTB rate – 1.25	2021~2028	—		11,071
Facility		4.60	2028	—		20,000
Energy rationalization		3yr KTB rate – 1.25	2019	—		850
Energy rationalization		3.20 ~ 3.70	2016	—		3,835
Korea Industrial Bank	Others	3yr KTB rate – 1.25	2016	—		8,000
Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
PF Refinancing		4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2022~2027	—		48,167
Facility		3yr KTB rate – 2.25	2023~2024	—		4,958
Project loans		—	2022~2027	—		8,677
Others		3yr KTB rate – 2.25	2024~2025	—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028	—		30,000
Operating fund		3.35	2017	—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026	—		21,613
PF Refinancing		4.80	2026	—		11,991
Kookmin Bank	Facility	MOR+0.62	2017	—		6,600
Others	Facility	4.60~5.80	2025~2028	—		157,320
Facility		—	2017~2028			20,000
PF Refinancing		4.80	2026	—		17,267
PF Refinancing		CD+1.70	2026	—		523
Others		—	—	—		38,981
Others		others	2028	—		7,250

						2,968,028

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,784		9,656
Export-Import Bank of Korea and others	Direct loan and others	3M LIBOR + 2.60~3.70	2027	JOD 197,907		307,324
Commercial loan		3M LIBOR + 1.50~2.50	2015~2033	USD 308,697		339,320
SCNT and others	Shareholder’s loan	6.50~8.00	2033~2034	USD 35,165		38,654
Shareholder’s loan		8.00	2031	JOD 8,498		13,197
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,307,699		1,970
HSBC and others	Syndicated loan	3M LIBOR+0.27~1.50	2017~2019	USD 52,949		58,201
Others		3M LIBOR + 0.95	2016	USD 180,893		198,838
Others	Others	—	2019	USD 10,004		10,996

						978,156

						3,946,184

Less : Discount of long-term borrowings						(16,402)
Less : Current portion of long-term borrowings						(455,484)
Add : Current portion of discount of long-term borrowings						908

					~~W~~	3,475,206

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Local debt securities as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	Issue date	Maturity	Interest rate (%)	March 31, 2015		December 31, 2014
Electricity Bonds (*)	2008.06.05~ 2014.08.27	2015.04.06~ 2033.08.06	2.73 ~ 7.19	~~W~~	24,770,000	25,820,000
Electricity Bonds	2010.05.28 ~ 2013.06.25	2015.05.28 ~ 2018.06.25	3M CD + 0.25 ~ 1.05		1,160,000	1,160,000
Corporate Bonds	2009.05.04~ 2015.03.23	2015.04.08~ 2040.12.10	1.93 ~ 5.84		19,420,010	19,570,010

					45,350,010	46,550,010

Less : Discount on local debt securities					(42,440)	(43,517)
Less : Current portion of local debt securities					(4,310,000)	(4,400,000)
Add : Current portion of discount on local debt securities					689	611

				~~W~~	40,998,259	42,107,104

(*)	Electricity Bonds 885 (~~W~~40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(5)	Foreign debt securities as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD 249,470	~~W~~	275,663
FY-97	1997.01.31~1997.08.04	2027.01.31~2027.08.04	6.75~7.00	USD 314,717		347,762
FY-04	2004.04.21	2034.04.21	5.13	USD 286,920		317,047
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD 650,000		718,250
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		184,052
FY-10	2010.09.16~2010.10.05	2015.09.16~2015.10.05	3.00~3.13	USD 1,200,000		1,326,000
FY-10	2010.07.29~2010.11.18	2015.07.29~2015.11.18	3M Libor+1.00~1.64	USD 250,000		276,250
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		884,000
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		1,933,750
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,099,500
FY-13	2013.09.26~2013.10.23	2018.04.23~2019.03.26	1.50~1.63	CHF 400,000		457,108
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		274,820
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		552,500
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,657,500
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.50	USD 500,000		552,500

						11,856,702

Less : Discount on foreign debt securities						(70,857)
Add : Premium on debt securities						263
Less : Current portion of foreign debt securities						(1,823,617)
Add : Current portion of discount on foreign debt securities						2,018

					~~W~~	9,964,509

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Foreign debt securities as of March 31, 2015 and December 31, 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD 249,470	~~W~~	274,217
FY-97	1997.01.31~1997.08.04	2027.01.31~2027.08.04	6.75~7.00	USD 314,717		345,937
FY-04 (*)	2004.04.21	2034.04.21	5.13	USD 286,920		315,382
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD 650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		184,028
FY-10	2010.09.16~2010.10.05	2015.09.16~2015.10.05	3.00~3.13	USD 1,200,000		1,319,040
FY-10	2010.07.29~2010.11.18	2015.07.29~2015.11.18	3M Libor+1.00~1.64	USD 250,000		274,800
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		879,360
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		1,923,600
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,088,480
FY-13	2013.09.26~2013.10.23	2018.04.23~2019.03.26	1.50~1.63	CHF 400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		292,204
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		549,600
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~2.75	USD 1,500,000		1,648,800
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.50	USD 500,000		549,600

						11,804,100

Less : Discount on foreign debt securities						(75,097)
Add : Premium on debt securities						272
Less : Current portion of foreign debt securities						(1,594,205)
Add : Current portion of discount on foreign debt securities						2,196

					~~W~~	10,137,265

(*)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of March 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) under which the Company is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of March 31, 2015 and December 31, 2014 are as follows and are included in current and non-current trade and other payables, net, in the accompanying consolidated statements of financial position:

	March 31, 2015			December 31, 2014
In millions of won	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	184,125	110,919	184,809	109,374
1 ~ 5 years		596,237	442,966	619,828	459,302
More than 5 years		272,105	187,707	294,032	200,759

	~~W~~	1,052,467	741,592	1,098,669	769,435

(3)	Current and non-current portion of financial lease liabilities as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Current finance lease liabilities	~~W~~	110,919	109,374
Non-current finance lease liabilities		630,673	660,061

	~~W~~	741,592	769,435

(4)	Lease payments recognized as an expense as a lessee for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Minimum lease payment	~~W~~	50,158	63,080
Contingent rent payment		(4,488)	(4,607)

(5)	The Company does not have any irrevocable operating lease contracts as of March 31, 2015 and December 31, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Defined benefit obligations	~~W~~	1,472,138	1,268,197
Other long-term employee benefit obligations		9,398	9,218

	~~W~~	1,481,536	1,277,415

(2)	Principal assumptions on actuarial valuation as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015	December 31, 2014
Discount rate	2.39%~2.67%	2.86%~4.07%
Future salary and benefit levels	5.43%	5.42%
Weighted average duration	13.36 years	13.24 years

(3)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Current service cost	~~W~~	76,849	76,307
Interest cost		15,125	25,807
Expected return on plan assets		(5,424)	(5,603)

	~~W~~	86,550	96,511

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	March 31, 2015		March 31, 2014
Cost of sales	~~W~~	64,263	69,316
Selling and administrative expenses		12,597	17,729
Others (Construction-in-progress and others)		9,690	9,466

	~~W~~	86,550	96,511

In addition, for the three-month periods ended March 31, 2015 and 2014, employee benefit obligations expenses of ~~W~~14,751 million and ~~W~~11,441 million, respectively, is recognized as cost of sales, and ~~W~~2,471 million and ~~W~~967 million, respectively, is recognized as selling and administrative expenses, and ~~W~~3,161 million and ~~W~~3,384 million, respectively relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2013 and 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Present value of defined benefit obligation from funded plans	~~W~~	2,196,427	1,992,447
Fair value of plan assets		(724,289)	(724,250)

		1,472,138	1,268,197

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,472,138	1,268,197

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	1,992,447	2,629,057
Current service cost		76,849	291,115
Interest cost (*)		15,125	97,603
Remeasurement component		120,102	145,648
Past service cost		—	(167,998)
Loss from settlement		—	(62,292)
Actual payments		(8,356)	(941,208)
Others		260	522

Ending balance	~~W~~	2,196,427	1,992,447

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	724,250	564,552
Expected return		5,424	22,291
Remeasurement component		(535)	(6,602)
Contributions by the employers		—	231,342
Actual payments		(4,340)	(81,029)
Assets decreased through settlement		—	(6,572)
Others		(510)	268

Ending balance	~~W~~	724,289	724,250

In addition, loss on accumulated remeasurement component amounted to ~~W~~176,996 million and ~~W~~116,707 million and has been recognized as other comprehensive loss for the three-month period ended March 31, 2015 and for the year ended December 31, 2014, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Equity instruments	~~W~~	27,717	41,298
Debt instruments		175,288	163,528
Bank deposit		139,344	108,234
Others		381,940	411,190

	~~W~~	724,289	724,250

For the three-month period ended March 31, 2015 and for the year ended December 31, 2014, actual returns on plan assets amounted to ~~W~~4,889 million and ~~W~~15,669 million, respectively.

(8)	Remeasurement component recognized in other comprehensive loss for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Actuarial gain from changes in financial assumptions	~~W~~	112,421	218,859
Experience adjustments		7,681	(73,211)
Expected return		535	6,602

	~~W~~	120,637	152,250

Remeasurement component recognized as other comprehensive loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Employment benefits	~~W~~	794,853	—	707,310	—
Provision for employment benefits		794,853	—	707,310	—
Litigation		129,073	84,963	116,395	83,894
Litigation provisions		129,073	84,963	116,395	83,894
Decommissioning cost		—	13,552,872	—	13,434,606
Nuclear plants		—	10,446,918	—	10,331,270
Spent fuel		—	1,298,429	—	1,298,749
Waste		—	1,610,532	—	1,604,241
PCBs		—	196,157	—	199,518
Other recovery provisions		—	836	—	828
Others		530,079	11,810	450,481	10,510
Power plant regional support program		126,098	—	120,093	—
Transmission regional support program		48,456	—	—	—
Provisions for tax		—	649	—	649
Provisions for financial guarantee		179	4,768	74	3,621
Provisions for RPS		354,601	—	329,562	—
Others		745	6,393	752	6,240

	~~W~~	1,454,005	13,649,645	1,274,186	13,529,010

(2)	Changes in provisions for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance
Employment benefits	~~W~~	707,310	209,365	(121,648)	(174)	—	794,853
Provision for employment benefits		707,310	209,365	(121,648)	(174)	—	794,853
Litigation		200,289	18,699	(3,294)	(1,658)	—	214,036
Litigation provisions		200,289	18,699	(3,294)	(1,658)	—	214,036
Decommissioning cost		13,434,606	256,920	(138,687)	—	33	13,552,872
Nuclear plants		10,331,270	115,981	(333)	—	—	10,446,918
Spent fuel		1,298,749	132,785	(133,105)	—	—	1,298,429
Waste		1,604,241	6,258	—	—	33	1,610,532
PCBs		199,518	1,888	(5,249)	—	—	196,157
Other recovery provisions		828	8	—	—	—	836
Others		460,991	148,863	(54,091)	(16,348)	2,474	541,889
Power plant regional support program		120,093	9,393	(5,798)	—	2,410	126,098
Transmission regional support program		—	67,069	(18,614)	—	—	48,455
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		3,695	1,493	—	(241)	—	4,947
Provisions for RPS		329,562	70,708	(29,657)	(16,012)	—	354,601
Others		6,992	200	(22)	(95)	64	7,139

	~~W~~	14,803,196	633,847	(317,720)	(18,180)	2,507	15,103,650

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

	December 31, 2014
In millions of won	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance
Employment benefits	~~W~~	777,419	650,788	(615,230)	(105,667)	—	707,310
Provision for employment benefits		777,419	650,788	(615,230)	(105,667)	—	707,310
Litigation		23,720	200,593	(18,371)	(5,653)	—	200,289
Litigation provisions		23,720	200,593	(18,371)	(5,653)	—	200,289
Decommissioning cost		12,568,622	1,270,397	(398,600)	(9,067)	3,254	13,434,606
Nuclear plants		9,887,621	443,987	(338)	—	—	10,331,270
Spent fuel		1,211,440	465,006	(377,697)	—	—	1,298,749
Waste		1,249,062	351,935	(10)	—	3,254	1,604,241
PCBs		219,704	9,436	(20,555)	(9,067)	—	199,518
Other recovery provisions		795	33	—	—	—	828
Others		346,371	350,049	(186,388)	(65,264)	16,223	460,991
Power plant regional support program		112,498	39,943	(44,242)	—	11,894	120,093
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	476	(32)	(5,538)	—	3,695
Provisions for RPS		223,260	308,088	(142,096)	(59,690)	—	329,562
Others		1,175	1,542	(18)	(36)	4,329	6,992

	~~W~~	13,716,132	2,471,827	(1,218,589)	(185,651)	19,477	14,803,196

27.	Government Grants

(1)	Government grants as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Land	~~W~~	(3,103)	(3,103)
Buildings		(66,438)	(67,700)
Structures		(194,846)	(196,871)
Machinery		(105,971)	(108,750)
Vehicles		(62)	(76)
Equipment		(922)	(1,002)
Tools		(793)	(862)
Construction-in-progress		(123,237)	(123,938)
Investment properties		(13)	(10)
Software		(480)	(488)
Development expenditures		(7,250)	(8,183)
Intangible assets under development		(10,921)	(10,692)
Usage rights of donated assets and other		(40)	(43)
Others		(1)	(1)

	~~W~~	(514,077)	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(4,739)	—	—	—	4,739	—
Land		(3,103)	—	—	—	—	—	(3,103)
Buildings		(67,700)	—	—	1,259	—	3	(66,438)
Structures		(196,871)	—	—	2,279	392	(646)	(194,846)
Machinery		(108,750)	—	—	2,654	125	—	(105,971)
Vehicles		(76)	—	—	14	—	—	(62)
Equipment		(1,002)	—	—	114	—	(34)	(922)
Tools		(862)	—	—	69	—	—	(793)
Construction-in-progress		(123,938)	—	4,434	—	646	(4,379)	(123,237)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	42	—	(34)	(480)
Development expenditures		(8,183)	—	—	933	—	—	(7,250)
Intangible assets under development		(10,692)	—	—	—	63	(292)	(10,921)
Usage rights of donated assets and other		(43)	—	—	3	—	—	(40)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(521,719)	(4,739)	4,434	7,367	1,226	(646)	(514,077)

	December 31, 2014
In millions of won	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(108,681)	—	—	—	108,681	—
Land		(3,137)	—	—	—	63	(29)	(3,103)
Buildings		(45,396)	—	—	5,040	200	(27,544)	(67,700)
Structures		(193,189)	—	—	8,921	2,018	(14,621)	(196,871)
Machinery		(101,808)	—	—	10,102	423	(17,467)	(108,750)
Vehicles		(83)	—	—	47	—	(40)	(76)
Equipment		(707)	—	—	376	—	(671)	(1,002)
Tools		(312)	—	—	144	55	(749)	(862)
Construction-in-progress		(117,728)	—	35,937	—	—	(42,147)	(123,938)
Investment properties		(13)	—	—	4	—	(1)	(10)
Software		(428)	—	—	154	—	(214)	(488)
Development expenditures		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		(7,792)	—	527	—	170	(3,597)	(10,692)
Usage rights of donated assets and other		(53)	—	—	10	—	—	(43)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(482,352)	(108,681)	36,464	28,923	2,929	998	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of March 31, 2015 and December 31, 2014 are as follows and included in current and non-current non-financial liabilities in the accompanying consolidated statements of financial position:

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	6,850,016	6,506,639
Increase during the current year / period		136,683	695,235
Recognized as revenue during the current year / period		(91,578)	(351,858)

Ending balance	~~W~~	6,895,121	6,850,016

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	Current		Non-current	Current	Non-current
Advance received	~~W~~	8,995,419	249,462	5,320,722	294,151
Unearned revenue		40,598	80,508	41,822	86,061
Deferred revenue		352,350	6,542,771	347,362	6,502,654
Withholdings		254,413	45,411	258,258	45,221
Others		673,571	18,370	496,192	18,323

	~~W~~	10,316,351	6,936,522	6,464,356	6,946,410

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
In millions of won except share information	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million are included.

	December 31, 2014
In millions of won except share information	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank ’s ownership of ~~W~~960,800 million are included.

(2)	Details in number of outstanding capital stock for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows.

Number of shares	March 31, 2015	December 31, 2014
Beginning balance	641,964,077	623,034,082
Disposal of treasury stocks	—	18,929,995

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		23,720,167	22,999,359
Retained earnings before appropriations		10,783,069	10,699,378

Retained earnings	~~W~~	36,108,146	35,303,647

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		17,902,718	17,181,910
Reserve for equalizing dividends		210,000	210,000

	~~W~~	23,720,167	22,999,359

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	35,303,647	32,766,086
Net profit for the period attributed to owner of the Company		1,200,083	2,686,873
Changes in equity method retained earnings		(242)	(1,899)
Remeasurement of defined benefit liability (asset), net of tax		(74,360)	(91,340)
Dividend paid		(320,982)	(56,073)

Ending balance	~~W~~	36,108,146	35,303,647

(4)	Dividends paid for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	500	320,982

	December 31, 2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share		Dividends paid
Common shares	641,964,077	18,929,995	623,034,082	~~W~~	90	56,073

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows :

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	(2,131)	(232)
Changes		(242)	(1,899)
Income tax effect		—	—

Ending balance	~~W~~	(2,373)	(2,131)

(6)	Changes in remeasurement components for the three-month period March 31, 2015 and for the year ended December 31, 2014 are as follows :

In millions of won	March 31, 2015		December 31, 2014
Beginning balance	~~W~~	(116,705)	39,591
Changes		(114,995)	(151,610)
Income tax effect		40,635	60,270
Transfer to reserve for business expansion		(1,901)	(64,956)

Ending balance	~~W~~	(192,966)	(116,705)

32.	Hybrid Bonds

Korea Western Power Co., Ltd. and Korea South-East Power Co., Ltd., which are wholly owned subsidiaries of the Company, issued bond-type hybrid securities for the year ended December 31, 2012. Bond-type hybrid securities classified as equity (non-controlling interest) as of March 31, 2015 are as follows:

In millions of won
Issuer	Hybrid Bond	Issued date	Maturity	Yield (%)	Amount
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000

Expense of Issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity of the parent as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Other capital surpluses	~~W~~	1,150,686	1,151,402
Accumulated other comprehensive loss		(258,970)	(202,269)
Other equity		13,294,973	13,294,973

	~~W~~	14,186,689	14,244,106

(2)	Changes in other capital surpluses for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015				December 31, 2014
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	763,878	1,151,402	303,028	527,954	830,982
Disposal of subsidiary		—	—	—	—	313,117	313,117
Disposal of treasury stocks		—	—	—	111,473	—	111,473
Issuance of share capital of subsidiary		—	(716)	(716)	—	(1,235)	(1,235)
Income tax effect		—	—	—	(26,977)	(75,958)	(102,935)

Ending balance	~~W~~	387,524	763,162	1,150,686	387,524	763,878	1,151,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive loss for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(9,647)	—	—	—	(9,647)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(10,791)	—	—	(10,791)
Foreign currency translation of foreign operations, net of tax		—	—	(51,746)	—	(51,746)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	15,483	15,483

Ending balance	~~W~~	(44,296)	176,106	(307,387)	(83,393)	(258,970)

	December 31, 2014
In millions of won	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(97,263)	—	—	—	(97,263)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	4,636	—	—	4,636
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	—	(84,962)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(80,218)	(80,218)

Ending balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)

(4)	Changes in treasury stocks for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
In millions of won	shares		Amount	shares	Amount
Beginning balance	~~W~~	—	—	18,929,995	(741,489)
Disposal of treasury stocks		—	—	(18,929,995)	741,489

Ending balance	~~W~~	—	—	—	—

(5)	Changes in other equity for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

34.	Sales

Details of sales for the three-month periods ended March 31, 2015 and 2014 are as follows:

	March 31, 2015			March 31, 2014
In millions of won	Domestic		Overseas	Domestic	Overseas
Sales of goods	~~W~~	14,130,121	102,863	14,011,418	62,158
Electricity		13,864,063	—	13,746,527	—
Heat supply		128,560	—	129,575	—
Others		137,498	102,863	135,316	62,158
Sales of service		44,938	49,850	28,822	35,756
Sales of construction services		40,983	663,526	38,645	510,103
Revenue related to transfer of assets from customers		91,578	—	85,745	—

	~~W~~	14,307,620	816,239	14,164,630	608,017

35.	Selling and Administrative Expenses

Selling and administrative for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Salaries	~~W~~	160,612	140,883
Retirement benefit expense		15,068	18,632
Welfare and benefit expense		23,035	23,224
Insurance expense		2,663	2,880
Depreciation		23,786	16,467
Amortization of intangible assets		11,608	10,709
Bad debt expense (reversal)		(11,578)	501
Commission		134,843	122,514
Advertising expense		5,580	4,486
Training expense		1,110	1,173
Vehicle maintenance expense		2,354	2,834
Publishing expense		550	681
Business promotion expense		756	793
Rent expense		10,132	8,434
Telecommunication expense		6,026	6,288
Transportation expense		141	84
Taxes and dues		2,587	7,000
Expendable supplies expense		2,011	901
Water, light and heating expense		3,449	2,694
Repairs and maintenance expense		4,903	6,959
Ordinary development expense		33,541	34,830
Travel expense		4,006	3,211
Clothing expense		57	102
Survey and analysis expense		143	147
Membership fee		423	351
Sales promotional expense		7	1
Others		24,011	19,070

	~~W~~	461,824	435,849

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

36.	Other Income and Expense

(1)	Other income for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Reversal of other provisions	~~W~~	1,658	2,060
Government grants		10	—
Gains on assets contributed		2,212	20
Gains on liabilities exempted		2,337	782
Compensation and reparations revenue		52,537	10,916
Gains on electricity infrastructure development fund		143	1,958
Revenue from research contracts		3,137	375
Rental income		48,258	48,481
Others		7,073	6,131

	~~W~~	117,365	70,723

(2)	Other expense for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Accretion expenses of other provisions	~~W~~	44	105
Depreciation expenses on investment properties		162	183
Depreciation expenses on idle assets		1,666	1,663
Other bad debt expense		7,833	11,870
Donations		12,420	7,027
Others		1,012	2,211

	~~W~~	23,137	23,059

37.	Other Gains (Losses)

Composition of other gains (losses) for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Other gains
Gains on disposal of property plant, and equipment	~~W~~	17,915	7,416
Gains on foreign currency translation		3,933	2,507
Gains on foreign currency transaction		8,799	10,914
Others		51,727	52,906
Other losses
Losses on disposal of property plant and equipment		(12,355)	(2,944)
Losses on disposal of intangible assets		(5)	—
Losses on foreign currency translation		(9,278)	(1,619)
Losses on foreign currency transaction		(11,768)	(13,676)
Others		(23,074)	(14,422)

	~~W~~	25,894	41,082

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

38.	Finance Income

(1)	Finance income for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Interest income	~~W~~	49,493	48,195
Dividends income		5,456	12,525
Gains on valuation of derivatives		93,401	153,465
Gains on transaction of derivatives		6,960	37,415
Gains on foreign currency translation		24,788	19,483
Gains on foreign currency transaction		7,087	6,975
Other finance income		22	—

	~~W~~	187,207	278,058

(2)	Interest income included in finance income for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Cash and cash equivalents	~~W~~	11,890	12,242
Available-for-sale financial assets		29	108
Held-to-maturity investments		25	17
Loans and receivables		6,775	6,020
Short-term financial instrument		2,864	3,927
Long-term financial instrument		2,929	110
Trade and other receivables		24,981	25,771

	~~W~~	49,493	48,195

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Interest expense	~~W~~	552,656	597,046
Losses on sale of financial assets		975	2
Impairment of available-for-sale financial assets		5,821	—
Losses on valuation of derivatives		28,638	9,819
Losses on transaction of derivatives		9,414	25,279
Losses on foreign currency translation		81,183	165,047
Losses on foreign currency transaction		2,714	4,928
Other		23	—

	~~W~~	681,424	802,121

(2)	Interest expense included in finance expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Trade and other payables	~~W~~	20,909	22,376
Short-term borrowings		3,289	4,522
Long-term borrowings		32,453	44,424
Debt securities		555,052	589,852
Other financial liabilities		152,543	147,123

		764,246	808,297

Less: Capitalized borrowing costs		(211,590)	(211,251)

	~~W~~	552,656	597,046

Capitalization rates for the three-month periods ended March 31, 2015 and 2014 are 3.02% ~ 4.20% and 3.43% ~ 4.44%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Current income tax expense
Payment of income tax	~~W~~	576,206	204,100
Adjustment due to changes in estimates related to prior years		(67,534)	(6,760)
Current income tax directly recognized in equity		30,341	22,875

		539,013	220,215

Deferred income tax expense
Generation and realization of temporary differences		201,789	158,161
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		65,956	(1,741)
Changes in deferred tax on tax losses incurred during the period		21,468	(50,008)
Tax credit carry forwards		6,987	14,029

		296,200	120,441

Income tax expense	~~W~~	835,213	340,656

(2)	Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate of 24.2% to loss (income) before income for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Income before income tax	~~W~~	2,058,320	901,927

Income tax expense computed at applicable tax rate of 24.2%		(498,113)	(218,266)

Adjustments
Additional payment of income taxes or receipt of income tax refunds		4,719	(1,522)
Effect of applying gradual tax rate		932	(1,724)
Effect of non-taxable revenue		1,790	32,725
Effect of non-deductible expenses		(1,028)	(4,779)
Effects of tax credits and deduction		13,415	12,378
Recognition (reversal) of unrecognized deferred tax asset, net		(52,021)	1,988
Deferred income tax related to investments in subsidiaries and associates		(334,410)	(162,778)
Others, net		29,503	1,322

		(337,100)	(122,390)

Income tax expense	~~W~~	(835,213)	(340,656)

Effective tax rate		40.6%	37.8%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive loss) for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Dividends of hybrid securities	~~W~~	1,311	1,308

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015		March 31, 2014
Income tax recognized as other comprehensive income (loss)
Gain on valuation of available-for-sale financial assets	~~W~~	1,791	10,342
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(14,749)	2,367
Actuarial losses on employee benefit obligations		42,062	8,415
Investments in associates		562	482
Others		(636)	(39)

	~~W~~	29,030	21,567

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	352,934	13,846	42,062	—	408,842
Cash flow hedge		51,355	(2,282)	(14,749)	—	34,324
Investments in associates or subsidiaries		(5,769,627)	(287,859)	(74)	—	(6,057,560)
Property, plant and equipment		(5,979,862)	(130,750)	—	—	(6,110,612)
Finance lease		(197,097)	(628)	—	—	(197,725)
Intangible assets		12,309	(2,580)	—	—	9,729
Financial assets at fair value through profit or loss		2,840	2,725	—	—	5,565
Available-for-sale financial assets		(41,836)	(14,038)	1,791	—	(54,083)
Deferred revenue		230,644	89	—	—	230,733
Provisions		3,459,775	56,338	—	—	3,516,113
Doubtful receivables		1,356	(6)	—	—	1,350
Other finance liabilities		23,236	3,080	—	1,311	27,627
Gains (losses) on foreign exchange translation		53,794	6,631	—	—	60,425
Allowance for doubtful accounts		15,452	5,335	—	—	20,787
Accrued income		(3,246)	559	—	—	(2,687)
Special deduction		(194,674)	29	—	—	(194,645)
Impairment of non-current assets		86,720	—	—	—	86,720
Reserve for research and human development		(35,499)	3,655	—	—	(31,844)
Others		460,019	27,346	—	—	487,365

		(7,471,407)	(318,510)	29,030	1,311	(7,759,576)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	40,601	—	—	2,216,776
Tax credit		98,286	(48,632)	—	—	49,654

		2,274,461	(8,031)	—	—	2,266,430

	~~W~~	(5,196,946)	(326,541)	29,030	1,311	(5,493,146)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes deferred income tax assets (liabilities) recognized in the statements of financial position for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows, continued:

	December 31, 2014
In millions of won	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	518,681	(218,342)	52,595	—	352,934
Cash flow hedge		51,991	(51,674)	51,038	—	51,355
Investments in associates or subsidiaries		(5,227,034)	(435,528)	(31,107)	(75,958)	(5,769,627)
Property, plant and equipment		(6,061,613)	81,751	—	—	(5,979,862)
Finance lease		(142,081)	(55,016)	—	—	(197,097)
Intangible assets		10,242	2,067	—	—	12,309
Financial assets at fair value through profit or loss		83,645	(80,805)	—	—	2,840
Available-for-sale financial assets		(101,088)	33,104	26,148	—	(41,836)
Deferred revenue		244,806	(14,162)	—	—	230,644
Provisions		3,150,908	308,867	—	—	3,459,775
Doubtful receivables		59	1,297	—	—	1,356
Other finance liabilities		25,856	(7,876)	—	5,256	23,236
Gains (losses) on foreign exchange translation		(19,164)	72,958	—	—	53,794
Allowance for doubtful accounts		7,314	8,138	—	—	15,452
Accrued income		(1,248)	(1,998)	—	—	(3,246)
Special deduction		(194,785)	111	—	—	(194,674)
Impairment of non-current assets		86,720	—	—	—	86,720
Treasury stocks		—	26,976	—	(26,976)	—
Reserve for research and human development		(43,143)	7,644	—	—	(35,499)
Others		409,436	42,442	8,141	—	460,019

		(7,200,498)	(280,046)	106,815	(97,678)	(7,471,407)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	(325,174)	—	—	2,176,175
Tax credit		56,099	42,187	—	—	98,286

		2,557,448	(282,987)	—	—	2,274,461

	~~W~~	(4,643,050)	(563,033)	106,815	(97,678)	(5,196,946)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Deferred income tax assets	~~W~~	558,262	526,934
Deferred income tax liabilities		(6,051,408)	(5,723,880)

	~~W~~	(5,493,146)	(5,196,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Deductible temporary differences	~~W~~	440,581	448,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Land (*1,2)	~~W~~	2,021,445	2,021,445
Building (*1,2)		69,363	69,363
Structures (*2)		2	2

	~~W~~	2,090,810	2,090,810

(*1)	The Company moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development. Hyundai Motor and two of its affiliates won the bid to buy the buildings and land of the Company’s headquarters by offering ~~W~~10.55 trillion. The total sale value amounted to ~~W~~10.55 trillion and the ownership is expected to be transferred on September 25, 2015. The Company reclassified the buildings and land as held-for-sales assets when the construction of the Naju headquarters was completed and also, the Company recognized contract deposit amounting to ~~W~~4.22 trillion as advance received as of March 31, 2015.
(*2)	KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of the Company, moved its headquarters to Naju, Jeollanam-do, in November as part of the government’s plan to relocate state-run companies for balanced national development and plans to sell its head office in Seongnam to fund costs regarding relocation through Korea Asset Management Corporation’s online auction site (The On-Bid system). The total sale value amounted to ~~W~~71 billion and the ownership is expected to be transferred on March 11, 2016. The Company recognized contract deposit amounted to ~~W~~7.3 billion as advance received as of March 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2015 and 2014 are as follows:

	March 31, 2015
In millions of won	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	4,518,272	4,518,272
Salaries		160,612	702,753	863,365
Retirement benefit expense		15,068	79,014	94,082
Welfare and benefit expense		23,035	80,096	103,131
Insurance expense		2,663	21,230	23,893
Depreciation		23,786	1,975,461	1,999,247
Amortization of intangible assets		11,608	8,257	19,865
Bad debt expense (reversal)		(11,578)	—	(11,578)
Commission		134,843	84,381	219,224
Advertising expense		5,580	1,259	6,839
Training expense		1,110	1,693	2,803
Vehicle maintenance expense		2,354	2,051	4,405
Publishing expense		550	906	1,456
Business promotion expense		756	997	1,753
Rent expense		10,132	31,368	41,500
Telecommunication expense		6,026	18,053	24,079
Transportation expense		141	1,009	1,150
Taxes and dues		2,587	74,252	76,839
Expendable supplies expense		2,011	5,374	7,385
Water, light and heating expense		3,449	8,651	12,100
Repairs and maintenance expense		4,903	325,212	330,115
Ordinary development expense		33,541	76,979	110,520
Travel expense		4,006	11,954	15,960
Clothing expense		57	184	241
Survey and analysis expense		143	518	661
Membership fee		423	2,071	2,494
Power purchase		—	3,659,867	3,659,867
Others		24,018	730,307	754,325

	~~W~~	461,824	12,422,169	12,883,993

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2015 and 2014 are as follows, continued:

	March 31, 2014
In millions of won	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	6,023,195	6,023,195
Salaries		140,883	671,520	812,403
Retirement benefit expense		18,632	80,822	99,454
Welfare and benefit expense		23,224	84,847	108,071
Insurance expense		2,880	16,878	19,758
Depreciation		16,467	1,869,949	1,886,416
Amortization of intangible assets		10,709	9,153	19,862
Bad debt expense		501	—	501
Commission		122,514	72,292	194,806
Advertising expense		4,486	1,111	5,597
Training expense		1,173	1,642	2,815
Vehicle maintenance expense		2,834	2,259	5,093
Publishing expense		681	746	1,427
Business promotion expense		793	1,028	1,821
Rent expense		8,434	26,417	34,851
Telecommunication expense		6,288	16,586	22,874
Transportation expense		84	822	906
Taxes and dues		7,000	48,918	55,918
Expendable supplies expense		901	4,932	5,833
Water, light and heating expense		2,694	8,380	11,074
Repairs and maintenance expense		6,959	291,606	298,565
Ordinary development expense		34,830	77,175	112,005
Travel expense		3,211	11,200	14,411
Clothing expense		102	169	271
Survey and analysis expense		147	493	640
Membership fee		351	1,919	2,270
Power purchase		—	3,280,763	3,280,763
Others		19,071	504,899	523,970

	~~W~~	435,849	13,109,721	13,545,570

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three-month periods ended March 31, 2015 and 2014 are as follows:

In won
Type	March 31, 2015		March 31, 2014
Basic earnings per share	~~W~~	1,869	854

(2)	Diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 are as follows:

In won
Type	March 31, 2015		March 31, 2014
Diluted earnings per share	~~W~~	1,869	854

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won except number of shares
Type	March 31, 2015		March 31, 2014
Controlling interest in net income	~~W~~	1,200,083	532,262
Profit used in the calculation of total basic earnings per share		1,200,083	532,262
Weighted average number of common shares		641,964,077	623,034,082

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Profit used in the calculation of total diluted earnings perform the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won
Type	March 31, 2015		March 31, 2014
Profit used in the calculation of total diluted earnings per share	~~W~~	1,200,083	532,262

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the three-month periods ended March 31, 2015 and 2014 are as follows:

In number of shares
Type	March 31, 2015	March 31, 2014
Weighted average number of common shares	641,964,077	623,034,082
Diluted weighted average number of shares	641,964,077	623,034,082

(5)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the three-month periods ended March 31, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Total borrowings and debt securities	~~W~~	61,026,831	62,824,327
Cash and cash equivalents		(3,054,376)	(1,796,300)

Net borrowings and debt securities		57,972,455	61,028,027

Total shareholder’s equity		55,525,243	54,825,010

Debt to equity ratio		104.41%	111.31%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to certain hedge risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

‚	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015		December 31, 2014
Cash and cash equivalents	~~W~~	3,054,376	1,796,300
Derivative assets (trading)		96,402	65,849
Available-for-sale financial assets		668,543	715,151
Held-to-maturity investments		3,548	3,614
Loans and receivables		645,674	623,997
Long-term/short-term financial instruments		1,610,844	704,462
Derivative assets (using hedge accounting)		140,818	104,276
Trade and other receivables		8,185,911	9,422,219
Financial guarantee contracts (*)		301,630	148,522

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of March 31, 2015 are as follows:

In thousands of U.S. dollars
Type	Company	Currency	Amounts
Joint ventures	KEPCO SPC Power Corporation	USD	129,868
Joint ventures	PT. Tanjung Power Indonesia	USD	10,500
Joint ventures	Kelar S.A	USD	132,600

			272,968

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won		March 31, 2015			December 31, 2014
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	278,353	(254,104)	244,516	(222,706)
Discount rate	Increase (decrease) in defined benefit obligation		(247,817)	293,095	(221,728)	260,991

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the three-month periods ended March 31, 2015 and 2014 are ~~W~~1,809 million and ~~W~~1,411 million, respectively.

‚	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2015 and December 31, 2014 are as follows:

Type	Accounts	March 31, 2015	December 31, 2014
PCBs	Inflation rate	2.79%	2.79%
	Discount rate	3.78%	3.78%
Nuclear plants	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won		March 31, 2015			December 31, 2014
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(1,018)	1,026	(1,058)	1,066
	Nuclear plants		(221,799)	227,732	(221,795)	227,773
	Spent fuel		(49,471)	51,391	(49,483)	51,404
Inflation rate	PCBs		1,086	(1,079)	1,076	(1,069)
	Nuclear plants		254,365	(247,668)	251,588	(244,964)
	Spent fuel		52,134	(50,255)	52,147	(50,267)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2015 and December 31, 2014 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
AUD	173	196	563,258	542,292
CAD	—	1	—	244
EUR	9,556	2,097	4,560	4,087
IDR	—	273,738	—	17,288
MXN	7,707	7,637	—	122
PHP	145,173	196,696	60,386	17,962
SAR	1,200	1,044	—	—
USD	1,015,124	1,211,513	9,875,128	7,415,050
INR	575,572	683,074	44,922	173,753
PKR	180,769	167,747	2,142	2,037
MGA	3,404,473	2,183,910	75,945	69,199
JPY	919,008	1,048,413	20,847,201	20,023,572
KZT	185,544	551,684	—	—
GBP	—	—	—	90
CHF	—	—	400,012	399,634
AED	1,369	3,965	1,171	1,136
ZAR	171	146	—	—
JOD	1,602	1,080	(1,182)	1
BDT	44,998	47,167	252	314
SEK	—	—	—	196

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of income before income tax	~~W~~	(763,684)	763,684	(790,483)	790,483
Increase (decrease) of shareholder’s equity (*)		(763,684)	763,684	(790,483)	790,483

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2015 and December 31, 2014.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

‚	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won
Type	March 31, 2015		December 31, 2014
Short-term borrowings	~~W~~	64,556	20,788
Long-term borrowings		3,144,584	3,506,989
Debt securities		2,541,250	2,534,000

	~~W~~	5,750,390	6,061,777

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(57,504)	57,504	(60,618)	60,618
Increase (decrease) of shareholder’s equity (*)		(57,504)	57,504	(60,618)	60,618

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

ƒ	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won	March 31, 2015			March 31, 2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	138,641	(138,641)	137,645	(137,645)
Increase (decrease) of shareholder’s equity (*)		138,641	(138,641)	137,645	(137,645)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of March 31, 2015 and December 31, 2014. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities' earliest maturity date.

In millions of won	March 31, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	8,996,120	9,929,765	24,716,629	30,183,534	73,826,048
Finance lease liabilities		184,125	175,143	421,095	272,104	1,052,467
Trade and other payables		5,260,971	321,409	576,265	2,278,079	8,436,724
Financial guarantee contracts (*)		41,438	29,835	83,834	146,523	301,630

	~~W~~	14,482,654	10,456,152	25,797,823	32,880,240	83,616,869

In millions of won	December 31, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	9,219,013	8,888,723	27,584,208	30,253,070	75,945,014
Finance lease liabilities		184,809	182,072	437,756	294,032	1,098,669
Trade and other payables		6,019,230	318,466	570,988	2,257,220	9,165,904
Financial guarantee contracts (*)		35,449	29,678	83,395	—	148,522

	~~W~~	15,458,501	9,418,939	28,676,347	32,804,322	86,358,109

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2015 and December 31, 2014 are ~~W~~4,947 million and ~~W~~3,695 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of March 31, 2015 and December 31, 2014 in detail are as follows:

In millions of won	March 31, 2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,054,376	—	—	—	3,054,376
Available-for-sale financial assets		—	—	—	668,543	668,543
Held-to-maturity investments		181	3,354	13	—	3,548
Loans and receivables		68,743	225,081	396,957	11,239	702,020
Long-term/short-term financial instruments		1,006,486	742	603,300	316	1,610,844
Trade and other receivables		6,469,951	741,858	898,239	84,549	8,194,597

	~~W~~	10,599,737	971,035	1,898,509	764,647	14,233,928

In millions of won	December 31, 2014
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,796,300	—	—	—	1,796,300
Available-for-sale financial assets		—	—	—	715,151	715,151
Held-to-maturity investments		265	3,336	13	—	3,614
Loans and receivables		68,910	176,600	425,082	9,928	680,520
Long-term/short-term financial instruments		100,099	740	603,308	315	704,462
Trade and other receivables		7,700,166	830,863	824,966	76,104	9,432,099

	~~W~~	9,665,740	1,011,539	1,853,369	801,498	13,332,146

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(55,640)	(17,412)	(106,141)	(6,521)	(185,714)
- Hedging		(4,426)	(1,453)	(89,873)	(115,037)	(210,789)

	~~W~~	(60,066)	(18,865)	(196,014)	(121,558)	(396,503)

In millions of won	December 31, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(66,580)	(15,289)	(108,717)	(11,301)	(201,887)
- Hedging		(3,070)	(31,441)	(70,384)	(84,815)	(189,710)

	~~W~~	(69,650)	(46,730)	(179,101)	(96,116)	(391,597)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cashflows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	668,543	668,543	715,151	715,151
Derivative assets (trading)		96,402	96,402	65,849	65,849
Derivative assets (using hedge accounting)		140,818	140,818	104,276	104,276
Long-term financial instruments		604,358	604,358	604,363	604,363
Short-term financial instruments		1,006,486	1,006,486	100,099	100,099

		2,516,607	2,516,607	1,589,738	1,589,738

Assets carried at amortized cost
Held-to-maturity investments		3,548	3,548	3,614	3,614
Loans and receivables		645,674	645,674	623,997	623,997
Trade and other receivables		8,185,911	8,185,911	9,422,219	9,422,219
Cash and cash equivalents		3,054,376	3,054,376	1,796,300	1,796,300

		11,889,509	11,889,509	11,846,130	11,846,130

Liabilities recognized at fair value
Derivative liabilities (trading)		145,825	145,825	164,931	164,931
Derivative assets (using hedge accounting)		180,725	180,725	172,877	172,877

		326,550	326,550	337,808	337,808

Liabilities carried at amortized cost
Secured borrowings		945,035	945,035	941,823	941,823
Unsecured bond		57,093,678	62,143,428	58,235,767	61,816,897
Finance lease liabilities		741,592	741,592	769,435	769,435
Unsecured borrowings		2,963,154	3,055,286	3,625,949	3,731,331
Trade and other payables (*2)		8,436,724	8,436,724	9,165,904	9,165,904
Bank overdraft		24,964	24,964	20,788	20,788

	~~W~~	70,205,147	75,347,029	72,759,666	76,446,178

(*1)	Book values of equity securities held by the Company that were measured at cost as of March 31, 2015 and December 31, 2014 are ~~W~~274,567 million and ~~W~~299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of March 31, 2015 and December 31, 2014 are as follows:

Type	March 31, 2015	December 31, 2014
Derivatives	0.23 ~ 2.25%	0.04% ~ 2.78%
Borrowings and debt securities	0.26 ~ 4.54%	0.16% ~ 5.80%
Finance lease	9.00 ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	225,353	—	168,623	393,976
Derivative assets		—	237,220	—	237,220

		225,353	237,220	168,623	631,196

Financial liabilities at fair value
Derivative liabilities		—	326,550	—	326,550

In millions of won	December 31, 2014
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	247,215	—	168,627	415,842
Derivative assets		—	170,125	—	170,125

		247,215	170,125	168,627	585,967

Financial liabilities at fair value
Derivative liabilities		—	337,806	—	337,806

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

	March 31, 2015
In millions of won	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	168,627	—	—	(4)	—	—	168,623

	December 31, 2014
In millions of won	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	171,304	—	—	(2,677)	—	—	168,627
Debt securities		14,655	—	—	—	(14,655)	—	—

45.	Service Concession Arrangements

(1)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(2)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(3)	The Company’s expected future collections of service concession arrangements as of March 31, 2015 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	115,422
1~ 2 years		115,422
2~ 3 years		115,422
Over 3 years		509,780

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of March 31, 2015 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (75 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garorim Tidal Power Plant Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Australia Pty., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd. KEPCO Middle East Holding Company, Qatrana Electric Power Company, KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., Korea Waterbury Uranium Limited Partnership, KEPCO Canada Uranium Investment Limited Partnership, Korea Electric Power Nigeria Ltd., KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT. Cirebon Power Service, KOWEPO International Corporation, KOSPO Jordan LLC, EWP Philippines Corporation, EWP America Inc., EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, KNF Canada Energy Limited, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, California Power Holdings, LLC, Gyeonggi Green Energy Co., Ltd., PT. Tanggamus Electric Power, Gyeongju Wind Power Co., Ltd., KOMIPO America Inc., EWPRC Biomass Holdings, LLC, KOSEP USA, INC., PT. EWP Indonesia, KOWEPO America LLC., KEPCO Netherlands J3 B.V., Korea Offshore Wind Power Co., Ltd., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KOSEP Material Co., Ltd., Commerce and Industry Energy Co., Ltd., KEPCO Singapore Holding Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA., PT. KOWEPO Sumsel Operation And Maintenance Services

Associates (51 associates)	Daegu Green Power Co., Ltd., Korea Gas Corporation, Korea Electric Power Industrial Development Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, PT Wampu Electric Power, PT. Bayan Resources TBK, S-Power Co., Ltd., Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., PT. Mutiara Jawa, Heang Bok Do Si Photovoltaic Power Co., Ltd., DS POWER Co., Ltd., Dongducheon Dream Power Co., Ltd., KS Solar Corp. Ltd., Yeongwol Energy Station Co., Ltd., Jinbhuvish Power Generation Pvt. Ltd., SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Goseong Green Energy Co. Ltd., Naepo Green Energy Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Gangneung Eco Power Co., Ltd., Noeul Green Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Busan Green Energy Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO-Uhde Inc., Eco Biomass Energy Sdn. Bhd., Datang Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, KV Holdings, Inc., KEPCO SPC Power Corporation, Canada Korea Uranium Limited Partnership, KEPCO Energy Resource Nigeria Limited, Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Datang KEPCO Chaoyang Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company, Jamaica Public Service Company Limited, KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd, KODE NOVUS 1 LLC., KODE NOVUS 2 LLC., Daejung Offshore Wind Power Co., Ltd., Amman Asia Electric Power Company, KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd.,, Honam Wind Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., Kelar S.A, PT. Tanjung Power Indonesia, Incheon New Power Co., Ltd., Seokmun Energy Co., Ltd., Nghi Son 2 Power Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd.

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2015 and 2014 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2015		March 31, 2014
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	227	206
Dongducheon Dream Power Co., Ltd.	Rental income and others		3,844	3,929
Korea Gas Corporation	Electricity sales		27,178	22,532
Jeongam Wind Power Co., Ltd.	Electricity sales		4	4
Yeongwol Energy Station Co., Ltd.	Service		208	2,323
KS Solar Co., Ltd.	Electricity sales		6	2
Korea Electric Power Industrial Development Co., Ltd.	Service		4,426	5,255
DS POWER Co., Ltd.	Service		27,886	20,106
Goseong Green Energy Co. Ltd.	Property sales		1	—
Gangneung Eco Power Co., Ltd.	Service		2,112	—
Shin Pyeongtaek Power Co., Ltd.	Service		1	—
Naepo Green Energy Co., Ltd.	Electricity sales		22	—
YTN Co., Ltd.	Electricity sales		505	596
Cheongna Energy Co., Ltd.	Service		16,702	6,331
Gangwon Wind Power Co., Ltd.	Electricity sales		889	2,020
Hyundai Green Power Co., Ltd.	Design Service		10,625	10,430
Korea Power Exchange	Service		1,086	2,907
Hyundai Energy Co., Ltd.	Service		10,955	14,259
Taebaek Wind Power Co., Ltd.	Service		179	183
Pyeongchang Wind Power Co., Ltd.	Design Service		37	—
Daeryun Power Co., Ltd.	Electricity sales		457	478
Changjuk Wind Power Co., Ltd.	Electricity sales		156	160
KNH Solar Co., Ltd.	Electricity sales		5	5
S-Power Co., Ltd.	Service		2,030	154
Busan Solar Co., Ltd.	Electricity sales		4	5
Green Biomass Co., Ltd.	Woodchip purchase		3	—
SPC Power Corporation	Commission		6	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		101	—
<Joint ventures>
KEPCO SPC Power Corporation	Service / Dividend income		1,103	1,426
Dangjin Echo Power Co., Ltd.	Technical fee		10	5
Honam Wind Power Co., Ltd.	Electricity sales		12	—
Seokmun Energy Co., Ltd.	Technical fee		354	19
Incheon New Power Co., Ltd.	Construction Revenue		(5)	2,219
KW Nuclear Components Co., Ltd.	Service		1,341	128
GS Donghae Electric Power Co., Ltd.	Service		1,342	1,101
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7	6
Yeongam Wind Power Co., Ltd.	Electricity sales		—	29
Global Trade Of Power System Co., Ltd.	Electricity sales		—	39
Datang Chifeng Renewable Power Co., Ltd.	Interest income		430	601
Rabigh Operation & Maintenance Company	Service		—	275
Jamaica Public Service Company Limited	Repair Service		747	726
Amman Asia Electric Power Company	Service		14,532	4,903
Kelar S.A.	Service		1,099	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2015 and 2014 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2015		March 31, 2014
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	109,189	—
Dongducheon Dream Power Co., Ltd.	Rental income and others		158,439	—
Korea Gas Corporation	Purchase of power generation fuel		1,756,236	3,546,368
Daegu Photovoltaic Co., Ltd.	REC Purchase		914	409
Korea Power Engineering Service Co., Ltd.	Service		839	—
Yeongwol Energy Station Co., Ltd.	REC Purchase		1,069	—
KS Solar Energy Co., Ltd.	REC Purchase		2,168	215
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental Fee and others		93	—
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		55,176	52,400
YTN Co., Ltd.	Advertisement fee		18	—
Gangwon Wind Power Co., Ltd.	Electricity purchase		9,003	8,197
Hyundai Green Power Co., Ltd.	Electricity purchase		110,044	121,714
Korea Power Exchange	Trading Fees		23,318	23,862
Hyundai Energy Co., Ltd.	Electricity purchase		781	—
Taebaek Wind Power Co., Ltd.	REC Purchase		2,720	4,485
Daeryun Power Co., Ltd.	Electricity sales		98,743	—
Changjuk Wind Power Co., Ltd.	Electricity purchase		2,741	4,634
KNH Solar Co., Ltd.	Electricity sales		824	1,454
S-Power Co., Ltd.	Service		228,759	—
Busan Solar Co., Ltd.	Electricity sales		1,072	972
Green Biomass Co., Ltd.	Woodchip purchase		809	442
<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		12,040	176
Honam Wind Power Co., Ltd.	Electricity purchase		3,183	—
Busan Shinho Solar Power Co., Ltd.	REC Purchase		2,133	2,794
Yeongam Wind Power Co., Ltd.	REC Purchase		—	3,230
Expressway Solar-light Power Co., Ltd.	Electricity purchase		1,065	233
Jamaica Public Service Company Limited	Service		233	28

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2015 and December 31, 2014 are as follows:

		Receivables			Payables
In millions of won Company name	Type	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	~~W~~	67	90	—	—
	Trade payables		—	—	31,453	—
Dongducheon Dream Power Co., Ltd.	Trade receivables		886	1,124	—	—
	Non-trade receivables and others		215	—	—	—
Korea Gas Corporation	Trade receivables		5,988	8,725	—	—
	Non-trade receivables and others		4,991	152	—	—
	Trade payables		—	—	532,337	1,104,075
	Non-trade payables and others		—	—	145	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	—	1
Korea Power Engineering & Power Services Co., Ltd.	Non-trade payables and others		—	—	—	447
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,046	7,060	—	—
KS Solar Corp. Ltd.	Trade receivables		1	2	—	—
	Trade payables		—	—	163	—
	Non-trade payables and others		—	—	215	113
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		1,274	692	—	—
	Non-trade receivables and others		1,281	23	—	—
	Non-trade payables and others		—	—	10,182	28,195
DS Power Co., Ltd.	Trade receivables		82	46	—	—
	Non-trade receivables and others		24,137	35,909	—	—
	Non-trade payables and others		—	—	1	1
Goseong Green Energy Co. Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	—	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		—	191	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		5	8	—	—
YTN Co., Ltd.	Trade receivables		69	91	—	—
	Non-trade payables and others		—	—	—	44
Cheongna Energy Co., Ltd.	Trade receivables		122	148	—	—
	Non-trade receivables and others		3,777	5,073	—	—
	Non-trade payables and others		—	—	581	—
Gangwon Wind Power Co., Ltd.	Trade receivables		10	6	—	—
	Trade payables		—	—	2,701	—
	Non-trade payables and others		—	—	—	4,982
Hyundai Green Power Co., Ltd.	Trade receivables		789	837	—	—
	Trade payables		—	—	35,953	—
	Non-trade payables and others		—	—	—	43,417
Korea Power Exchange	Trade receivables		110	611	—	—
	Trade payables		—	—	—	3,676
	Non-trade payables and others		—	—	6,794	1,360
Hyundai Energy Co., Ltd.	Trade receivables		57	30,186	—	—
	Non-trade receivables and others		26,175	—	—	—
	Trade payables		—	—	176	—
	Non-trade payables and others		—	—	8,548	8,649
Taebaek Wind Power Co., Ltd.	Trade receivables		96	104	—	—
	Trade payables		—	—	485	—
	Non-trade payables and others		—	—	—	862
Pyeongchang Wind Power Co., Ltd	Non-trade receivables and others		138	306	—	—
Daeryun Power Co., Ltd.	Trade receivables		158	150	—	—
	Trade payables		—	—	20,552	—
Changjuk Wind Power Co., Ltd.	Trade receivables		85	—	—	—
	Non-trade receivables and others		—	93	—	—
	Trade payables		—	—	461	—
	Non-trade payables and others		—	—	—	867
Busan Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	253	127
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2015 and December 31, 2014 are as follows, continued:

		Receivables			Payables
In millions of won Company name	Type	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
S-Power Co., Ltd.	Trade receivables	~~W~~	114	213	—	—
	Non-trade receivables and others		627	1,203	—	—
	Trade payables		—	—	65,044	—
	Non-trade payables and others		—	—	—	55,238
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	197	—
SPC Power Corporation	Non-trade receivables and others		—	64	—	—
Ecollite Co., Ltd.	Non-trade receivables and others		210	—	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	214	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	547	—	—
			—	—	—	—
<Joint ventures>			—	—	—	—
KEPCO SPC Power Corporation	Trade receivables		—	2,519	—	—
	Non-trade receivables and others		1,016	1,736	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Non-trade receivables and others		—	668	—	—
	Non-trade payables and others		—	—	13	—
Incheon New Power Co., Ltd.	Trade receivables		127	1,383	—	—
Dangjin Echo Power Co., Ltd.	Non-trade receivables and others		10	1,955	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	343
	Non-trade payables and others		—	—	2,598	2,481
Seokmun Energy Co., Ltd.	Non-trade receivables and others		1,491	1,101	—	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		57	57	—	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		1,328	—	—	—
	Non-trade receivables and others		319	14,626	—	—
	Non-trade payables and others		—	—	75	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	301	—
	Non-trade receivables and others		—	—	1,044	1,516
Datang Chifeng Renewable Power Co., Ltd.	Trade receivables		60	511	—	—
Jamaica Public Service Company Limited	Trade receivables		565	1,121	—	—
	Non-trade receivables and others		364	303	—	—
Amman Asia Electric Power Company	Trade receivables		9,662	11,171	—	—

(5)	Loans and others arising from related party transactions as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Joint ventures	KEPCO SPC Power Corporation	~~W~~	32,866	—	—	174	33,040
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		29,731	—	(3,720)	142	26,153
Joint ventures	Jamaica Public Service Company Limited		2,199	—	—	12	2,211
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,544	—	—	130	26,674
	Allowance for doubtful accounts		(16,884)	—	—	(69)	(16,953)
Associates	Dolphin Property Limited		953	—	(957)	4	—
	Allowance for doubtful accounts		(354)	—	354	—	—
Associates	Rabigh Electricity Company		62,713	—	(637)	331	62,407
Associates	PT. Cirebon Electric Power		45,136	4,142	—	256	49,534
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413

		~~W~~	184,317	4,142	(4,960)	980	184,479

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(6)	Borrowings arising from related party transactions as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	1,552,600	—	(300,586)	—	1,252,014
	Others		7,178	—	(191)	—	6,987

(7)	Guarantees provided to associates or joint ventures as of March 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	129,868	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	48,553	Korea Exchange Bank, Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	21,606
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Rabigh O&M Co., Ltd.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Shinhan Capital Co., Ltd.
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd. (*2)	Collateralized money invested	KRW	111,134	Kookmin Bank
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Shinhan Capital Co., Ltd. and Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of March 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Guarantees for supplemental funding (*3)		—	Hanmaeum 2nd Securitization Co., Ltd.
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Guarantees for supplemental funding (*4)		—	Newstar TJ 1st Co., Ltd.
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	3,480 —	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	204,000 —	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	3,000 —	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	10,500	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	Korea Exchange Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees (*1)		—	Korea Exchange Bank, SMBC, and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO, and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	2,900 —	Korea Development Bank and Daewoo Securities Co., Ltd.
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW	3,875 —	Woori Bank and Shinhan Bank
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW	15,000 —	Korea Development Bank and Daewoo Securities Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	87,003 —	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	12,000	Nonghyup bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Performance guarantees		—	Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	IBK and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of March 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW	35,925 —	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW EUR	15,595 4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW EUR	16,101 4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express solar-light Power. Generation Co., Ltd.	Guarantees for supplemental funding (*1)		—	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW	108,000 —	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding (*1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding (*1)		—	The Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Hyundai Securities Co., Ltd.
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	6,800 —	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.
(*3)	The Company has an obligation to invest additional ~~W~~150 billion to Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.
(*4)	The total amount of collateral limit is the amount of convertible bonds issued by the secondary guarantor. The primary guarantor has an obligation to acquire the converted shares up to un-invested balance when the secondary guarantor fails to repay the convertible bonds on the maturity date.

(8)	Derivatives transactions with related parties as of March 31, 2015 are as follows:

In millions of won	Contract	Contract		Contract interest rate per annum
Counterparty	year	amount		Pay (%)	Receive (%)
Korea Development Bank	2012~2016	~~W~~	200,000	3.57%	3M CD + 0.26%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
Korea Development Bank (*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

46.	Related Parties, Continued

(9)	Salaries and other compensations to the key members of management of the Company for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won
Type	March 31, 2015		March 31, 2014
Salaries	~~W~~	195	193
Employee benefits		16	5

	~~W~~	211	198

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the three-month periods ended March 31, 2015 and 2014 are as follows:

In millions of won
Transactions	March 31, 2015		March 31, 2014
Transfer from construction-in-progress to other assets	~~W~~	1,350,071	1,087,760
Recognition of asset retirement cost and related provision for decommissioning costs		82,512	76,755
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		133,105	110,765

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won	March 31, 2015			December 31, 2014
Contracts	Amounts		Balance	Amounts	Balance
Construction of New Uljin units	~~W~~	16,244,160	12,036,219	16,244,160	12,286,719
Construction of New Kori units		15,106,494	8,410,885	15,106,494	8,593,822
Construction of New Wolseong units		5,310,003	121,973	5,310,003	171,367
Construction of Dangjin units		1,530,669	131,849	985,036	138,709
Construction of New Boryeong units		1,805,474	683,423	1,803,417	848,887
Construction of Samcheok units		2,262,220	470,220	2,284,570	543,757
Construction of Taean IGCC units		928,240	84,031	927,628	113,625
Construction of Taean units		970,105	342,350	966,680	536,676
Construction of office building (KOPEC)		213,216	24,272	213,216	45,694
Construction of Sejong city cogeneration units		305,360	46,007	305,360	46,007
Purchase of Wonju cogeneration units		50,220	16,238	50,220	17,526
Purchase of Ulsan combined cycle power units		589,982	7,357	286,755	8,355
Purchase of Pyeongtaek combined cycle power units		337,699	226	337,674	226
Purchase of Andong main machine		234,601	—	234,601	11,730
Construction of New Yeongheung units		674,469	7,844	836,708	46,962
Construction of New Yeosu units		491,284	193,588	495,368	255,973
Construction of New Seoul units		586,493	541,587	586,493	543,475
Purchase of Concrete Poles (10M,350KGF)		123,888	83,244	123,888	97,944
Purchase of cable (TR CNCE-W/AL,1C,400SQ) (unit price contract)		149,083	63,863	149,083	99,147
Purchase of GIS (362kV 4000A 60kA) 24CB		40,630	8,250	40,630	37,048
Purchase of G-Type low pressure electronic watt-hour meter (3P4W, 100(10)A)		48,962	6,641	48,962	21,744
Other purchase contracks		73,976	25,343	75,326	27,341

	~~W~~	48,077,228	23,305,410	47,412,272	24,492,734

(2)	As of March 31, 2015, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2015 ~ 2030	34,719 Ton U3O8
Transformed	2015 ~ 2022	17,238 Ton U
Enrichment	2015 ~ 2029	34,879 Ton SWU
Molded	2015 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of March 31, 2015 and December 31, 2014 are as follows:

In millions of won
	March 31, 2015			December 31, 2014
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	684	~~W~~	642,041	669	~~W~~	637,749
As the plaintiff	154		496,461	164		460,965

The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

	The Company contracted with LS Cable & System Ltd. for 250kv submarine cables installed in the 105km section between Jindo (Mainland) and Jeju Island in September 2009. LS Cable & System Ltd. notified the Company of the completion of construction and requested the issuance of a certificate of completion, however the Company disagreed that LS Cable & System Ltd. had completed construction in accordance with the conditions of their contract. As a result, the Company rejected the goods (submarine cables installed) delivered and refused to pay LS Cable & System Ltd.

LS Cable & System Ltd. filed for arbitration (seeking a total amount of ~~W~~194 billion from the Company) with the the Korean Commercial Arbitration Board in October 2012 in order to demand unpaid invoices and extra payments relating to claims of rejection of the test on completion and goods (submarine cables installed) delivered.

After arbitration agreement by the Korean Commercial Arbitration Board, the Company, as of July 2014, has paid a portion of unpaid construction payment of ~~W~~40 billion of the total construction payment of ~~W~~120 billion, which is out of the total arbitration filed of ~~W~~194 billion. The remaining unpaid construction payment of ~~W~~80 billion has been recognized as a liability.

The arbitration is currently on-going, and the final result might be unfavorable to the Company. However, since additional construction payments and periods cannot be rationally estimated, the Company has not recognized any provisions for potential loss.

‚	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted of ~~W~~1,000 million) against Korea Hydro & Nuclear Co., Ltd.(“KHNP”) in September 2013, in accordance with the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies submitted an application to demand extra contract payments due to the design change, and they are asking a total amount of ~~W~~133,426 million from KHNP.

Due to the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing if any, that might be awarded to Hyundai E&C and two other companies. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of a lawsuit. Therefore, the Company has not recognized any provision for the lawsuit.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and assets as of March 31, 2015 and December 31, 2014 are as follows, continued:

ƒ	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. The Supreme Court ruled, that “employees shall not retroactively demand the difference in overtime pay as additional wages, in the event that the demand itself causes an unexpected increase in spending for their company, and thus lead the company to financial difficulty. In that case, the request is not acceptable, since it is unjust, and it is in breach of the principle of good faith."

Prior to the ruling of the Supreme Court, the Company determined wages in accordance with budget instructions from the Ministry of Strategy and Finance, which excluded bonuses from ordinary wages and was with the consent of the Company's labor unions. Any request for the retroactive demand for the difference in overtime pay as additional wages may be limited based on the principle of good faith.

The Korean Power Plant Industry Union and others filed lawsuits against the Company’s six generation subsidiaries and KEPCO Plant Service & Engineering Co., Ltd. due to a dispute over the scope of ordinary wages.

On January 15, 2015, there was a court decision on ordinary wages of the labor union in Korea Southern Power Co., Ltd. According to the judgment, basic bonus, incentives, and part of the subsidies paid regularly, uniformly, and steadily are to be included in the ordinary wages, and as a result of the related lawsuit, it was concluded that this case does not violate the principle of good faith since no significant difficulty in management nor risk in the continuance and existence of the company were predicted. However, the Company appealed at a higher court on February 4, 2015.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. As a result, the Company recognized ~~W~~187,057 million of other provision.

„	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, adopted amendments to remuneration regulations and bylaws regarding basic bonuses in the year 2012. With respect to this, a lawsuit was filed in January 2015 (claim amount: ~~W~~11,472 million) by employees against the Company for what they claim to be unpaid bonuses, which is derived from different interpretations of the remuneration regulations and bylaws applied to three-month working period from September to December 2011.

(2)	Guarantees of borrowings provided to other companies as of March 31, 2015 and December 31, 2014 are as follows:

The Company has a borrowing of ~~W~~22,500 million from Long Lasting Value (“LLV”) as of March 31, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ~~W~~23,900 million.

In order to secure its status as a shareholder of Navanakom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of March 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,770,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	1,050,000
Limit amount available for card	Hana Bank and others	KRW	86,838
	Banco de Oro	PHP	5,000
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	423,009
Loan limit	The Export-Import Bank of Korea and others	KRW	202,650
	BNP Paribas and others	USD	2,778,059
Certification of payment on L/C	Woori Bank and others	USD	1,707,703
	Korea Exchange Bank and others	EUR	3,100
	Kookmin bank	JPY	8,677,652
	Korea Exchange Bank	GBP	61,169
Certification of performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	160,962
	Standard Chartered Bank and others	USD	755,938
	Kookmin Bank	EUR	37,082
	Hana Bank	INR	185,077
	Kathmandu Bank	NPR	32,633
Certification of bidding	SMBC and others	USD	10,200
Advance payment bond, Warranty bond, Retention bond and others	Shinhan Bank	EUR	55
	Nonghyup Bank and others	USD	210,888
	Kathmandu Bank and others	NPR	108,926
	Hana Bank	INR	157,830
Others	Korea Exchange Bank and others	KRW	11,250
	Korea Exchange Bank and others	SAR	82,700
	Shinhan Bank and others	USD	196,963
Inclusive credit	Korea Exchange Bank	KRW	441,500
	Shinhan Bank	INR	47,489
	HSBC and others	USD	484,510
Trade finance	BNP Paribas and others	USD	900,000

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~106,241 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,666 million and depreciation on the utility plant amounting to ~~W~~179 million are charged to other expenses for the three-month period ended March 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

49.	Contingencies and Commitments, Continued

(5)	As of March 31, 2015, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Korea Midland Power Co., Ltd.	Hana Bank and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
KEPCO KDN Co., Ltd.	Hana Bank	Cash and cash equivalents	KRW	740	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	Hana Bank and others	Land, buildings, structures and machinery	KRW	90,025	Collateral for borrowings
		Cash and cash equivalents	KRW	8,506
Gyeongju Wind Power Co., Ltd.	Korea Development	Existing or expected trade receivables	KRW	16,312	Collateral for borrowings
	Bank and others	Cash and cash equivalents	KRW	5,153
		Property, plant and equipment and others	KRW	36,463
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and others	JOD	46,213	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A.	Finance Lease receivable and others	USD	330,000	Collateral for borrowings

(*)	The Company provided to the financial institutions the shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

50.	Subsequent Events

(1)	The Company sold the ownership of 686 thousand shares in its subsidiary KEPCO Plant Service Engineering Co., Ltd. through block sales in April 2015, to reduce debt levels and improve management efficiency of public enterprise. The Company still maintains control over the investee subsequent to the sale.

(2)	Subsequent to the March 31, 2015, a subsidiary of the Company, Korea Western Power Co. Ltd., has issued new debt securities for funding facilities and operation as follows:

In millions of won
Company Name	Type	Interest rate	Issued date	Maturity	Amounts
Korea Western Power Co., Ltd.	27-1st Unsecured bond	2.33%	2015.05.08	2020.05.08	~~W~~	120,000
	27-2nd Unsecured bond	2.70%	2015.05.08	2025.05.08		80,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2015

(Unaudited)

51.	Adjusted Operating Profit

The operating profit in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for each of the three-month periods ended March 31, 2015 and 2014 to the operating profit or loss as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2015		2014
Operating profit on the statement of comprehensive income	~~W~~	2,239,866	1,227,077
Add
Other income
Reversal of other provisions		1,658	2,060
Government grants		10	—
Gains on assets contributed		2,212	20
Gains on liabilities exempted		2,337	782
Compensation and reparations revenue		52,537	10,916
Electricity infrastructure development fund		143	1,958
Revenue from research contracts		3,137	375
Rental income		48,258	48,481
Others		7,073	6,131
Other profit
Gains on disposal of property, plant and equipment		17,915	7,416
Gains on foreign currency translation		3,933	2,507
Gains on foreign currency transaction		8,799	10,914
Other profits		51,727	52,906
Deduct
Other expense
Accretion expenses of other provisions		(44)	(105)
Depreciation expenses on investment properties		(162)	(183)
Depreciation expenses on assets not in use		(1,666)	(1,663)
Other bad debt expense		(7,833)	(11,870)
Donations		(12,420)	(7,027)
Others		(1,012)	(2,211)
Other loss
Losses on disposal of property, plant and equipment		(12,355)	(2,944)
Losses on disposal of intangible assets		(5)	—
Losses on foreign currency translation		(9,278)	(1,619)
Losses on foreign currency transaction		(11,768)	(13,676)
Other losses		(23,074)	(14,422)

Adjusted operating profit	~~W~~	2,359,988	1,315,823